  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE  , 1997.

                                                REGISTRATION NO. 333-26639

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                          TRANS WORLD AIRLINES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     4512                       43-1145889
       (State of        (Primary Standard Industrial         (I.R.S. Employer
     Incorporation)      Classification Code Number)        Identification No.)

                     ONE CITY CENTRE, 515 N. SIXTH STREET
                           ST. LOUIS, MISSOURI 63101
                                (314) 589-3000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                ---------------

                                   Copy to:
          GERALD L. GITNER                      HOWARD E. TURNER, ESQ.
    CHAIRMAN AND CHIEF EXECUTIVE            SMITH, GAMBRELL & RUSSELL, LLP
              OFFICER                      1230 PEACHTREE STREET, NE, SUITE
   ONE CITY CENTRE, 515 N. SIXTH                         3100
               STREET                           ATLANTA, GEORGIA 30309
     ST. LOUIS, MISSOURI 63101                      (404) 815-3500
           (314) 589-3000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                ---------------

  Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


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

                                                                      PROSPECTUS
                             SUBJECT TO COMPLETION

                            DATED JUNE 27, 1997

                           TRANS WORLD AIRLINES, INC.
        50,000 WARRANTS TO PURCHASE AN AGGREGATE OF 6,313,000 SHARES OF
               COMMON STOCK AND 6,313,000 SHARES OF COMMON STOCK
                     ISSUABLE UPON EXERCISE OF THE WARRANTS

  This Prospectus relates to the offering from time to time by certain holders (the "Selling Security Holders") of 50,000 warrants (the "Warrants") to purchase an aggregate of 6,313,000 shares of the common stock, par value $.01 per share (the "Common Stock"), of Trans World Airlines, Inc., a Delaware corporation ("TWA" or the "Company"), and the shares of Common Stock issuable upon exercise of the Warrants (the "Warrant Stock"). This Prospectus may also be used by the Company in connection with the issuance from time to time of the Warrant Stock.

  The Warrants that may be sold by the Selling Security Holders were acquired in a private placement of 50,000 units (the "Units") effected on March 31, 1997 (the "Private Placement"), with each Unit consisting of one 12% Senior Secured Note due 2002 of the Company in the principal amount of $1,000 (a "Note") and one Warrant to purchase 126.26 shares of Common Stock at an exercise price of approximately $7.92 per share (equivalent to an aggregate exercise price per Warrant of $1,000), with the number of shares of Warrant Stock issuable and the Warrants' exercise price subject to adjustment as described herein.

  The Warrants and the Warrant Stock may be offered by the Selling Security Holders in transactions in the over-the-counter-market at prices obtainable at the time of sale or in privately negotiated transactions at prices determined by negotiation. The Selling Security Holders may effect such transactions by selling the Warrants or the Warrant Stock to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of the Warrants or the Warrant Stock for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Additionally, agents or dealers may acquire Warrants, Warrant Stock or interests therein as a pledgee and may, from time to time, effect distributions of the Warrants, Warrant Stock or interests in such capacity. See "The Selling Security Holders" and "Plan of Distribution." The Selling Security Holders, the brokers and dealers through whom sales of the Warrants or Warrant Stock are made and any agent or dealer who distributes Warrants or Warrant Stock acquired as pledgee may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profits realized by them on the sale of the Warrants or Warrant Stock may be considered to be underwriting compensation.

  Except for the sale of the Warrant Stock upon exercise of the Warrants, the Company is not selling any of the Warrants or Warrant Stock and will not receive any of the proceeds from the sale of the Warrants or Warrant Stock being offered by the Selling Security Holders. The Company will receive proceeds from the exercise of the Warrants. The cost of registering the Warrants and the Warrant Stock is being borne by the Company. It is anticipated that the Company will maintain the effectiveness of the registration statement of which this Prospectus is a part (including all amendments, including post-effective amendments, and exhibits thereto, the "Registration Statement") until the latest of (i) with respect to the Warrants, (A) such time as all of the Warrants have been sold under the Registration Statement, (B) two years after the effective date of the Registration Statement and (C) such time as the Warrants and the shares of Warrant Stock can be sold by the holders thereof without restriction under the Securities Act; and (ii) with respect to the Warrant Stock, (A) such time as all of the Warrants have been exercised, (B) April 1, 2002, the expiration date of the Warrants (the "Expiration Date") and
(C) the first business day following the Company's redemption of all outstanding Warrants in accordance with the provisions of the Warrant Agreement (as defined).

  The Company has not and does not intend to apply for the listing of the Warrants on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers' Automated Quotation Stock Market (the "Nasdaq Stock Market"). There has not previously been a public market for the Warrants, and there can be no assurance that an active public market will ever develop for the Warrants. See "Risk Factors-- Risk Factors Related to the Warrants--Absence of Public Trading Market." The Company intends to list the shares of Warrant Stock issuable upon exercise of the Warrants with the American Stock Exchange (the "AMEX"). The Common Stock is listed on AMEX under the symbol "TWA." On June 26, 1997, the closing price on AMEX for one share of Common Stock was $8.125.

  No dealer, salesman or any other person has been authorized to give any information or to make any representation other than as contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

  This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE PAGE 10, "RISK
   FACTORS," FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY
                          PROSPECTIVE INVESTORS.

                                  ----------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY
   STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             AVAILABLE INFORMATION

  TWA is subject to the informational requirements of the Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549 and at the Commission's regional offices located at Room 1400, 75 Park Place, New York, New York 10007 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549 at prescribed rates, and such reports, proxy statements and other information regarding the Company can also be inspected at the offices of AMEX, 86 Trinity Place, New York City, New York 10006-1881, on which the Common Stock is listed. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval System. This Web site can be accessed at http://www.sec.gov.

  This Prospectus contains summaries of material terms of certain agreements; however, in each such case reference is made to the actual agreements (copies of which will be made available upon request to the Company) for complete information with respect thereto, and all such summaries are qualified by this reference.

  This Prospectus forms a part of the Registration Statement the Company has filed under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information otherwise set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as part thereof. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company hereby incorporates by reference in this Prospectus the following documents filed with the Commission pursuant to the requirements of the Exchange Act (File No. 001-07815): (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; (iii) the description of the Common Stock contained in the Company's Form 8-A dated August 1, 1995 filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such description; and (iv) the Company's Proxy Statement and Notice of Meeting relating to the Annual Meeting of Stockholders held on May 29, 1997.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON THE WRITTEN OR ORAL REQUEST OF EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED. REQUESTS SHOULD BE MADE TO THE CORPORATE SECRETARY OF TRANS WORLD AIRLINES, INC., ONE CITY CENTRE, 515 N. SIXTH STREET, ST. LOUIS, MISSOURI 63101, TELEPHONE (314) 589-3000.

                          FORWARD-LOOKING STATEMENTS

  Certain statements made in this Prospectus relating to plans, conditions, objectives, and economic performance go beyond historical information and may provide an indication of future financial condition or results of operations. To that extent, they are forward-looking statements within the meaning of
Section 21E of the Exchange Act, and each of them is therefore subject to risks, uncertainties, and assumptions that could cause actual results to differ from those in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Some of the uncertainties that may adversely impact TWA's future financial condition and results of operations include, but are not limited to, the "Risk Factors" described herein.

                               PROSPECTUS SUMMARY

  This summary does not purport to be complete and is qualified by reference to the detailed information and financial statements appearing elsewhere in this Prospectus or incorporated by reference herein. Terms not defined in this summary are defined elsewhere herein.

                                  THE COMPANY

  TWA is the seventh largest U.S. air carrier (based on 1996 revenue passenger miles ("RPMs")), whose primary business is transporting passengers, cargo and mail. During 1996, the Company carried more than 23.3 million passengers and flew approximately 27.3 billion RPMs. As of May 1, 1997, TWA provided regularly scheduled jet service to 86 cities in the United States, Mexico, Europe, the Middle East, Canada and the Caribbean. As of May 1, 1996, the Company's fleet consisted of 183 active jet aircraft.

  TWA's North American operations have a primarily domestic hub in St. Louis at Lambert International Airport ("St. Louis") and a domestic-international hub at New York's John F. Kennedy International Airport ("JFK"). TWA is the predominant carrier at St. Louis, with approximately 335 scheduled daily departures and approximately a 72% share of airline passenger enplanements in St. Louis in 1996. Given its location in the center of the country, St. Louis is well-suited to function as an omni-directional hub for both north-south and east-west transcontinental traffic. Therefore, TWA believes it can offer more frequencies and connecting opportunities to many travelers in its key Midwestern markets than competing airlines.

  TWA's international operations are concentrated at JFK, from which TWA currently serves 28 domestic and international cities with approximately 39 daily departures. JFK is both the Company's and the industry's largest international gateway from North America. As of the date hereof, the Company offers non-stop flights from JFK to 8 cities in Europe and the Middle East as well as 15 destinations in the U.S. and the Caribbean. The Company recently announced plans to refocus its JFK operations by discontinuing unprofitable service to certain European destinations, eliminating certain lower-yielding domestic feed routes, consolidating most JFK operations for the near term to a single terminal and accelerating the replacement of certain wide-body aircraft.

THE REORGANIZATIONS

  During the early 1990s, the U.S. airline industry experienced unprecedented losses attributable to, among other things, the Persian Gulf War, recessions in the United States and Europe, and significant industry-wide fare discounting. These negative factors affected TWA disproportionately due to the significant debt the Company had incurred in the 1986 leveraged acquisition of the Company. As a result, the Company was forced to undergo two financial restructurings during the period between 1992 and 1995, with the first of such restructurings effected in 1993 (the " '93 Reorganization") and the second of such restructurings effected in 1995 (the " '95 Reorganization") (collectively, the '93 Reorganization and the '95 Reorganization are the "Reorganizations"). The Reorganizations were effected pursuant to Chapter 11 reorganization proceedings. Pursuant to the Reorganizations, the Company eliminated more than $1.5 billion in debt and lease obligations, negotiated agreements with its unions providing for reductions in wages and benefits and other concessions, and reached a settlement with respect to the Company's underfunded pension plan obligations. Pursuant to the '95 Reorganization, the Company canceled its then outstanding equity securities in exchange for new securities and other consideration and issued a special class of voting preferred stock (the "Employee Preferred Stock") to its union employees and shares of Common Stock to its non-union employees. This resulted in the union and non-union employees achieving an ownership of approximately 30% of the voting equity of the Company as of the effective date of the '95 Reorganization. Also pursuant to the '95 Reorganization, the Company adopted an employee stock incentive program (the "ESIP") designed to permit TWA's employees to increase their level of stock ownership through grants and purchases of additional shares over a five year period commencing in July 1997. See "Risk Factors--Risk Factors Related to the Company--Potential Dilution; Corporate Governance Provisions; Special Voting Arrangements."

RECENT DEVELOPMENTS

  In 1994 the Company began implementing a strategic repositioning which, in combination with the financial restructuring, cost savings and operating efficiencies achieved as a result of the '95 Reorganization, was designed to improve TWA's overall operating and financial performance. The key elements of this strategy included: (i) optimizing TWA's route structure by redeploying assets to markets, such as the Company's St. Louis hub, where it believes it has a competitive advantage, and by eliminating unprofitable operations, such as its Atlanta hub and certain international routes; (ii) upgrading and simplifying the Company's fleet by replacing older aircraft with more modern, technologically advanced aircraft to realize operating cost savings and "right-sizing" its aircraft types to better conform to TWA's route requirements; (iii) offering a full-service product designed and priced to appeal both to value-conscious business travelers and to price-conscious leisure travelers; (iv) leveraging TWA's cooperative labor relationship and substantial employee stock ownership to improve TWA's air travel product and identify additional cost savings and revenue enhancement opportunities; (v) investing in technology programs designed to enhance revenues or reduce costs; and (vi) pursuing additional cost and efficiency initiatives to help maintain a low cost structure.

  While the Company experienced improvements in its operating performance in 1995 and the first half of 1996 as a result of implementing the strategy outlined above, the Company's operating results and cash balances deteriorated significantly during the second half of 1996. Material factors contributing to this deterioration included: (i) an overly aggressive expansion of TWA's capacity and planned flight schedule, particularly during the summer season, which forced the Company to rely disproportionately on lower-yielding feed traffic and bulk ticket sales to fill the increased capacity of its system;
(ii) the delayed delivery of four older 747s intended to increase capacity for incremental international summer operations; and (iii) unexpected maintenance delays due to the capacity increase, higher levels of scheduled narrow-body heavy maintenance and increased contract maintenance performed for third parties. These factors caused excessive levels of flight cancellations, poor on-time performance, increased pilot training costs and higher maintenance expenditures and adversely affected the Company's unit revenues (principally yields) and costs. In addition, the crash of TWA Flight 800 on July 17, 1996 distracted management's attention from core operating issues and led to lost bookings and revenues. Finally, the Company experienced a 27.6% increase in fuel costs in 1996, driven primarily by a 22.3% increase in the average fuel price paid per gallon during the year.

  In late 1996, management began to implement a series of actions intended to correct TWA's performance difficulties and refocus the Company's strategy. Steps taken to improve operating integrity included reducing the near-term flight schedule to more closely match available aircraft and terminating an unprofitable aircraft maintenance contract with the U.S. government in order to increase resources available to service TWA aircraft in maintenance backlog. The Company also began to restructure its operations at the JFK hub by (i) eliminating certain unprofitable international routes such as JFK to Frankfurt and JFK to Athens; (ii) eliminating certain low-yielding domestic feed service into JFK; and (iii) consolidating for the near term most of its JFK operations from two terminals into a single terminal in order to reduce operating costs, increase facility utilization and improve passenger service. The Company believes that operating and financial results at JFK will be improved by the Company's recently announced plans to accelerate retirement of its remaining 747 and L-1011 fleets to year-end 1997. Such aircraft will be replaced by smaller, more efficient new or later-model used 757s, 767s and MD80s, which management believes will operate more reliably and be more appropriately sized to the demands of cities served, resulting in higher load factors and improved yields due to less dependence on low-yielding feed traffic. In addition, these newer, twin-engine, two-pilot aircraft should provide efficiencies in fuel, flight crew and maintenance expenses. These actions are designed to improve the Company's financial performance and make its product more competitive to the business segment offering greater yields. Finally, the Company believes that its focus on improving operational integrity and product quality will allow TWA to further leverage its existing hub dominance in St. Louis by attracting a greater share of higher yielding connecting traffic. Management also believes that additional opportunities exist at St. Louis to utilize existing capacity more efficiently and expand service frequency to certain major domestic cities. Management believes that the above actions, initiated and performed during the latter part of 1996 and the first half of 1997, have resulted in improved operational performance and schedule reliability; however, the Company's unit revenues, yields and cash position continue to be adversely affected by the negative impact on consumer demand created by the previous deterioration in operating performance, particularly in the higher-yield business traveler segment of the market. As a result of these factors, the Company's financial performance in the first quarter of 1997 was worse than its performance in the first quarter of 1996, and the Company anticipates that its 1997 second quarter financial performance will be worse than its performance in the second quarter of 1996.

  The Company's results for the fourth quarter and full year 1996 reflect, among others, the impact of the factors discussed above. The Company reported a fourth quarter 1996 operating loss of $232.4 million and a net loss of $258.6 million versus an operating profit of $1.1 million and net loss of $27.8 million for the fourth quarter of 1995. For the year ended December 31, 1996, the Company reported an operating loss and net loss of $198.5 million and $284.8 million, respectively, compared to a 1995 operating profit of $25.1 million and a 1995 net loss of $227.5 million. The Company's 1996 results reflect special charges, recorded in the fourth quarter, of $85.9 million, including a $53.7 million write-down related to the planned retirement of older aircraft, a charge of $5.5 million for overseas employee severance costs and a $26.7 million write-down of the Company's JFK-Athens route authority, reflecting the Company's decision to terminate service on such route after April 18, 1997.

  The Company's auditors included in their report on TWA's consolidated financial statements for the year ended December 31, 1996 an explanatory paragraph to the effect that substantial doubt exists regarding the Company's ability to continue as a going concern due to the Company's recurring losses from operations and its limited sources of additional liquidity. See the Consolidated Financial Statements (as defined) incorporated herein by reference and "Risk Factors--Risk Factors Related to the Company--Substantial Indebtedness; Capital Expenditure Requirements; Liquidity."

  The Company's first quarter operating results have historically been considerably less favorable than other quarters and typically reflect substantial operating and net losses. Notwithstanding actions taken and planned by management to improve the Company's future operating results and performance described above, during the first quarter of 1997, the Company reported results which compared unfavorably with the first quarter of 1996. TWA's operating revenue of $762.3 million during the first quarter of 1997 represented a $20.1 million (2.6%) decrease from the first quarter of 1996, when the Company's operating revenue totaled $782.4 million. The reduced revenue during the first quarter of 1997 as compared with the same period of 1996 reflected a planned reduction in capacity resulting from the ongoing replacement of larger 747 and L-1011 aircraft with smaller 767 and 757 aircraft and a reduction in the number of narrow-body aircraft in TWA's schedule during the first quarter of 1997 in order to move more aircraft through required scheduled maintenance before the peak travel season. Despite the decrease in operating revenue during the first quarter of 1997, operating expenses of $861.8 million represented a $25.2 million increase over the first quarter of 1996, when the Company's operating expenses totaled $836.6 million. Increased expenses during the first quarter of 1997 included approximately $20 million associated with the accelerated maintenance of the Company's narrow-body aircraft and $10 million resulting from increased crew retraining costs incurred in connection with the downsizing of the Company's fleet. In addition, TWA's average cost per gallon for jet fuel during the first quarter of 1997 increased to 74.02c, an 11.2 percent increase from 66.58c, the average cost per gallon in the first quarter of 1996. As a result of the above, in the first quarter of 1997 TWA experienced an operating loss of $99.5 million and a net loss of $71.6 million, as compared with the first quarter of 1996, when the Company reported an operating loss of $54.2 million and a net loss of $37.1 million. See "Risk Factors--Risk Factors Related to the Company--Substantial Indebtedness; Capital Expenditure Requirements; Liquidity."

  On February 12, 1997, the Company's Board of Directors (the "Board of Directors" or the "Board") named Gerald L. Gitner, a member of the Board, as Chairman and Chief Executive Officer of the Company. Mr. Gitner replaced Jeffrey H. Erickson, who announced his intention to leave as the Company's President and Chief Executive Officer on October 24, 1996. On March 27, 1997, the Board confirmed William F. Compton's appointment as Executive Vice President--Operations and elected Stephen M. Tumblin as director to fill the remaining vacancy on the Board. As of May 29, 1997, the date of the Company's 1997 Annual Meeting of Stockholders, Jewel Lafontant-Mankarious and Lawrence J. Roos reached mandatory retirement age and retired as directors of the Company. To fill the vacancies left from Ms. Lafontant-Mankarious's and Mr. Roos's retirement from the Board, Merrill A. McPeak and Blanche M. Touhill were elected as directors at the Annual Meeting. See "Risk Factors--Risk Factors Related to the Company--Changes to Management Team."

  On March 6, 1997, the International Association of Machinists and Aerospace Workers (the "IAM") was certified to replace the Independent Federation of Flight Attendants ("IFFA") as the bargaining representative for the Company's flight attendants. The IAM has notified the Company that it will assume full representation rights over TWA's flight attendants, including collective bargaining and IFFA's seat on the Board of Directors. See "Risk Factors--Risk Factors Related to the Company--'94 Labor Agreements."

  In March 1997, the Company effected the Private Placement, pursuant to which it issued and sold the Units, which consist of (i) the Notes and (ii) the Warrants, with each of the 50,000 Warrants issued representing the right to purchase 126.26 shares of Common Stock at an exercise price of approximately $7.92 per share. After deducting discounts, commissions and estimated expenses, the net proceeds of the Private Placement were approximately $47.2 million.

 THE WARRANTS
 Securities Offered.................. (i) 50,000 Warrants, entitling holders to purchase 126.26 shares of Common Stock
                                      per Warrant, with an aggregate of
                                      6,313,000 shares of Common Stock (equal
                                      to approximately 12.4% of the outstanding
                                      combined Common Stock and Employee
                                      Preferred Stock, which together
                                      constitute the voting securities of the
                                      Company) issuable upon exercise of all
                                      Warrants (without giving effect to the
                                      exercise or conversion of any other stock
                                      options, convertible securities or
                                      warrants); and (ii) an aggregate of
                                      6,313,000 shares of Common Stock issuable
                                      upon exercise of the Warrants.
 Warrants Outstanding................ As of June 25, 1997, 50,000 Warrants were outstanding.
 Voting Stock Outstanding............ As of June 25, 1997, 45,251,260 shares of
                                      Common Stock and 6,197,020 shares of
                                      Employee Preferred Stock were
                                      outstanding.
 Exercisability...................... The Warrants are exercisable commencing on March 31, 1998, the first anniversary
                                      of the date of original issuance, through
                                      their expiration on April 1, 2002, unless
                                      previously redeemed by the Company as
                                      described herein. The Warrants entitle
                                      the holder thereof to purchase 126.26
                                      shares of Common Stock per Warrant at an
                                      exercise price of approximately $7.92 per
                                      share (equivalent to an aggregate
                                      exercise price per Warrant of $1,000),
                                      payable in cash or, at the option of the
                                      holder, by cancellation of Notes having a
                                      principal amount equal to the aggregate
                                      exercise price of the Warrants being
                                      exercised. If a Warrant holder utilizes a
                                      Note to pay the Warrant exercise price,
                                      such holder will not be entitled to
                                      receive any credit for, or otherwise
                                      receive any payment of, accrued and
                                      unpaid interest or Liquidated Damages on
                                      such Note.

 Redemption.......................... The Warrants are redeemable by the
                                      Company at a price of $0.01 per Warrant,
                                      commencing on March 31, 2000, the third
                                      anniversary of the date of original
                                      issuance, upon not less than 20 nor more
                                      than 60 days' prior written notice
                                      thereof by the Company, if the closing
                                      trading price of the Common Stock on AMEX
                                      exceeds 125% of the then-effective
                                      exercise price for at least 20 trading
                                      days out of a period of 30 consecutive
                                      trading days ending not more than 10
                                      calendar days prior to the date of such
                                      notice. If a Warrant which is called for
                                      redemption is not exercised on or before
                                      the date fixed for redemption, it will
                                      cease to be exercisable and the holder
                                      thereof will only be entitled to the
                                      redemption price. See "Description of
                                      Warrants--General."
 Registration Rights................. Pursuant to the Warrant Agreement entered into as of March 31, 1997 between the
                                      Company and American Stock Transfer &
                                      Trust Company as warrant agent (the
                                      "Warrant Agreement"), the Company has
                                      agreed to use its best efforts to file
                                      and maintain a shelf registration
                                      statement covering the resale of the
                                      Warrants and the issuance and, in certain
                                      cases, the resale of the Warrant Stock.
                                      Should the Company fail for any reason to
                                      comply with certain of its obligations
                                      under the Warrant Agreement,
                                      Liquidated Damages will be payable with
                                      respect to the Warrants and those shares
                                      of Warrant Stock that are, at the time of
                                      the Company's failure to comply with such
                                      obligations, subject to certain transfer
                                      restrictions under the Securities Act.
 Use of Proceeds..................... There will be no proceeds to the Company from the sale of the Warrants or the
                                      Warrant Stock by the Selling Security
                                      Holders. Upon the exercise of the
                                      Warrants, the Company will receive (i)
                                      cash proceeds of approximately $7.92 per
                                      common share, or aggregate gross proceeds
                                      of approximately $50 million; or (ii) at
                                      the option of the Selling Security
                                      Holder, by cancellation of Notes having a
                                      principal amount equal to the aggregate
                                      exercise price of the Warrants being
                                      exercised. However, there can be no
                                      assurance that the Company will receive
                                      any proceeds from the exercise of the
                                      Warrants, as there is no assurance that
                                      any such Warrants will be exercised by
                                      the Selling Security Holders or that any
                                      Warrants so exercised will be exercised
                                      in exchange for cash. See "Use of
                                      Proceeds."
 Expiration of Warrants.............. April 1, 2002 (the "Expiration Date").
 Adjustments......................... The number of shares of Common Stock for which a Warrant is exercisable and the
                                      purchase price thereof are subject to
                                      adjustment from time to time upon the
                                      occurrence of certain events, including,
                                      among other things, certain issuances of
                                      options or convertible securities,
                                      certain dividends and distributions and
                                      certain changes in options and
                                      convertible securities. A Warrant does
                                      not entitle the holder thereof to receive
                                      any dividends paid on Common Stock.

For additional information concerning the Warrants, see "Description of the Warrants."

                                  RISK FACTORS

  Prospective purchasers of the Warrants and the Warrant Stock should consider carefully the information set forth under "Risk Factors" and all other information set forth in this Prospectus before making any investment in the Warrants and the Warrant Stock.

                                  THE COMPANY

  TWA is a Delaware corporation organized in 1978 and is the successor to the business of its predecessor corporation, Transcontinental & Western Air, Inc., originally formed in 1934. The Company's principal executive offices are located at One City Centre, 515 N. Sixth Street, St. Louis, Missouri 63101, and its telephone number is (314) 589-3000.

                                 RISK FACTORS

  In order to evaluate the Company and its business, prospective investors should carefully consider the risk factors set forth below, as well as the other information appearing in this Prospectus, before investing in the Warrants or the Warrant Stock.

  Certain statements made in this Prospectus relating to plans, conditions, objectives and economic performance go beyond historical information and may provide an indication of future results. To that extent, they are forward-looking statements within the meaning of Section 21E of the Exchange Act, and each of them is therefore subject to risks, uncertainties, and assumptions that could cause actual results to differ from those in the forward-looking statement. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. Some of the uncertainties that might adversely impact TWA's future results of operations include, but are not limited to, the "Risk Factors" described below.

RISK FACTORS RELATED TO THE COMPANY

 Substantial Indebtedness; Capital Expenditure Requirements; Liquidity

  The Company believes that a substantial improvement in its operating results is necessary for TWA to maintain adequate liquidity to meet its obligations throughout the remainder of 1997. The Company's auditors included in their report dated March 24, 1997 on TWA's consolidated financial statements for the year ended December 31, 1996 an explanatory paragraph to the effect that substantial doubt exists regarding the Company's ability to continue as a going concern due to the Company's recurring losses from operations and limited sources of additional liquidity. See the Consolidated Financial Statements incorporated herein by reference.

  The Company is highly leveraged and has and will continue to have significant debt service obligations. See Note 8 to the Company's 1996 consolidated financial statements incorporated by reference into this Prospectus (including the notes thereto, the "1996 Consolidated Financial Statements"). As of March 31, 1997, the Company's ratio of long-term debt and capital leases (including current maturities) to shareholders' equity was 5.29 to 1. As of March 31, 1997, the Company's total long-term debt and capital leases (including current maturities) was $983.5 million. In addition, at March 31, 1997, TWA's estimated minimum payment obligations under noncancellable operating leases were approximately $309.5 million for the remainder of 1997 and the first quarter of 1998 and approximately $2,855.9 million for periods thereafter. Over the last several years, the Company's earnings have not been sufficient to cover fixed charges. The deficiency of earnings to cover fixed charges was $107.0 million and $74.9 million in the three months ended March 31, 1997 and 1996, respectively, $280.0 million in the year ended December 31, 1996, $32.3 million in the four months ended December 31, 1995, $338.3 million in the eight months ended August 31, 1995, $435.0 in the year ended December 31, 1994, $88.4 million in the two months ended December 31, 1993, $364.7 in the ten months ended October 31, 1993, and $317.4 in the year ended December 31, 1992.

  The degree to which the Company is leveraged could have important consequences to holders of the Warrants and Warrant Stock offered hereby, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;
(ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on the Company's existing indebtedness; (iii) the Company is placed at a relative competitive disadvantage to its less highly leveraged competitors and is more vulnerable to economic downturns; and (iv) such indebtedness contains restrictive and other covenants, which, if not complied with, may result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. See "--Uncertainties Related to Icahn Loans" for a description of an alleged default under a loan agreement of the Company which could result in a cross-default under substantially all of the Company's other indebtedness and leases and which would otherwise have a material adverse effect on the Company.

  As of May 1, 1997, TWA's capital expenditures for 1997 were anticipated to total approximately $107 million, including approximately $91 million for flight equipment related expenditures (e.g., progress payments for aircraft and the purchase of aircraft engines and spare parts). While the Company is seeking financing for certain of its planned capital expenditures, a substantial portion of such expenditures are expected to utilize internally generated funds. The inability to finance or otherwise fund such expenditures could have a material adverse effect on the ability of the Company to implement its strategic plan.

  On March 31, 1997, including net proceeds of $47.2 million from the Private Placement, the Company's consolidated cash and cash equivalents balance was approximately $136.5 million (including approximately $20.9 million in cash and cash equivalents held in TWA's international operations and by subsidiaries which, based upon various monetary regulations and other factors, might not be immediately available to the Company), a $45.1 million decrease from the $181.6 million balance at December 31, 1996. The Company expects that, due to the continued negative impact on the Company's revenues and costs resulting from the deterioration in operating performance experienced by the Company in late 1996 and early 1997, cash balances at June 30, 1997 will be significantly below the cash balances at December 31, 1996.

  TWA has no unused credit lines and must satisfy all of its working capital and capital expenditure requirements from cash provided by operating activities, from external capital sources or from the sale of assets. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--General" incorporated herein by reference for a description of the actions taken by the Company to improve its liquidity during the first quarter of 1997. Substantially all of TWA's strategic assets, including its owned aircraft and overhaul facilities, have been pledged to secure various issues of outstanding indebtedness of the Company. Sales of such other assets which are not replaced would, under the terms of applicable financing agreements, generally require payment of the indebtedness secured thereby, which indebtedness in many cases would likely exceed the immediately realizable value of such assets. To the extent that the Company's access to capital is constrained, the Company may not be able to make certain capital expenditures or implement certain other aspects of its strategic plan, and the Company may therefore be unable to achieve the full benefits expected therefrom. See "-- Availability of NOLS" for a discussion of the status of the Company's net operating loss carryforwards.

  The Company's long-term viability as well as its ability to meet its existing debt and other obligations and future capital commitments depends upon the Company's financial and operating performance, which in turn is subject to, among other things, prevailing economic conditions and to certain other financial, business and other factors beyond the Company's control. As discussed elsewhere herein, in late 1996 and early 1997, the Company began implementing certain operational changes which are intended to improve the Company's financial results through, among other things, higher yields and load factors; increased fuel, pilot and other aircraft operating efficiencies; and a decrease in maintenance-related expenditures, employee headcount and JFK-related operating costs. Although management believes that such operational changes will be successful and that the Company's cash flow from its operations and financing activities should be sufficient in the foreseeable future to meet the Company's debt and other obligations and future capital commitments, the airline industry in general and the Company in particular are subject to significant risks and uncertainties referred to in this Prospectus including under these Risk Factors. Therefore, there can be no assurance that the Company's operating results and financing activities will be sufficient in the foreseeable future to meet its debt and other obligations and future capital commitments.

 Availability of NOLs

  Based on recent analysis, the Company presently estimates that it had, for federal income tax purposes, net operating loss carryforwards ("NOLs") amounting to approximately $625 million at December 31, 1996, which includes increases in the NOLS as originally filed. Such NOLS expire in 2008 through 2011 if not utilized before then to offset taxable income. Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations issued thereunder impose limitations on the ability of corporations to use NOLs, if the corporation experiences a more than 50% change in ownership during certain periods. In connection with the change of ownership caused by the '95 Reorganization, the Company elected to reduce its NOLs in accordance with Section 382 of the Code and regulations issued thereunder. If another ownership change were to occur prior to September 1997, the annual limitation on the Company's utilization of its then existing NOLs would be reduced to zero. Changes in ownership in periods thereafter could substantially restrict the Company's ability to utilize its tax net operating loss carryfowards. The Company believes that no ownership change has occurred subsequent to the '95 Reorganization or will occur as a result of this offering. There can be no assurance, however, that this offering will not be a contributing factor to an ownership change or that an unrelated ownership change will not occur in the future. In addition, the NOLs are subject to examination by the Internal Revenue Service (the "IRS"), and are thus subject to adjustment or disallowance resulting from any such IRS examination. For the foregoing reasons, prospective purchasers of the Warrants and Warrant Stock should not assume the unrestricted availability of the Company's currently existing NOLs, if any, in making their investment decisions. For financial reporting purposes, the tax benefits from substantially all of the tax net operating loss carryforwards will, to the extent realized in future periods, have no impact on the Company's operating results, but instead be applied to reduce reorganization value in excess of amounts allocable to identifiable assets.

 Uncertainties Related to Icahn Loans

  The Company and Karabu Corporation ("Karabu"), a Delaware corporation controlled by Mr. Carl C. Icahn, entered into an eight-year ticket agreement (the "Ticket Agreement") pursuant to the '95 Reorganization. Tickets sold by the Company to Karabu pursuant to the Ticket Agreement are priced at levels intended to approximate current competitive discount fares available in the airline industry. TWA believes that applicable provisions of the Ticket Agreement do not allow Karabu to market or sell such tickets through travel agents to the general public. Karabu, however, has been marketing tickets through travel agents. TWA has demanded that Karabu cease doing so, and Karabu has stated that it disagrees with the Company's interpretation concerning sales through travel agents. In December 1995, the Company filed a lawsuit against Karabu, Mr. Icahn, and certain affiliated companies seeking damages and to enjoin further violations of the Ticket Agreement. Mr. Icahn countered by threatening to file his own lawsuit and to declare a default on the financing of up to $200 million provided to TWA by Karabu in connection with the '93 Reorganization (the "Icahn Loans"), which financing is secured by receivables and certain flight equipment pledged under a security agreement (the "Karabu Security Agreement") with State Street Bank and Trust Company of Connecticut N.A., as security trustee (the "Security Trustee"). Mr. Icahn's position was based upon a variety of claims related to his interpretations of the Karabu Security Agreement as well as certain alleged violations of the Ticket Agreement by the Company. A violation of the Ticket Agreement by the Company could result in a cross-default under the Icahn Loans. An event of Default (as defined in the Icahn Loans), if resulting in an acceleration of the indebtedness due thereunder, would constitute a default under the instruments governing substantially all of the Company's other indebtedness and leases and would have a material adverse effect on the Company. Mr. Icahn has also alleged independent violations of the Icahn Loans, including, among other things, that the Company has not been maintaining, in accordance with the terms of the Karabu Security Agreement, certain aircraft which TWA has retired from service and stored and which are pledged as security for the Icahn Loans. To endeavor to eliminate this issue from the various disputes with Mr. Icahn and his affiliates, the Company has deposited an amount equal to the appraised fair market value of such aircraft with the Security Trustee and requested the release of the liens on such aircraft. To date, the Security Trustee has not released such liens. In addition, Mr. Icahn has asserted that the approval of the Security Trustee is required for any modification to the FAA-approved maintenance program affecting aircraft pledged as security under the Karabu Security Agreement. The parties negotiated a series of standstill agreements, pursuant to which TWA's original lawsuit was withdrawn, while the Company and Mr. Icahn endeavored to negotiate a settlement of their differences and respective claims. The final extension of such standstill agreement expired on March 20, 1996.

  On March 20, 1996, the Company filed a Petition (the "TWA Petition") commencing a lawsuit against Mr. Icahn, Karabu and certain other entities affiliated with Icahn (collectively, the "Icahn Defendants"). The TWA Petition, which is pending in the Circuit Court for St. Louis County, Missouri, alleges that the Icahn Defendants are violating the Ticket Agreement and otherwise tortiously interfering with the Company's business expectancy and contractual relationships, by among other things, marketing and selling tickets purchased under the Ticket Agreement to the general public through travel agents. The TWA Petition seeks a declaratory judgment finding that the Icahn Defendants have violated the Ticket Agreement, and also seeks liquidated, compensatory and punitive damages, in addition to the Company's costs and attorney's fees. The Company believes the allegations contained in the TWA petition are meritorious.

  Also on March 20, 1996, TWA was named as a defendant in a complaint (the "Icahn Complaint") filed by Karabu and certain other affiliates of Mr. Icahn (the "Icahn Entities"). The Icahn Complaint alleges, among other things, that the Company has violated certain federal antitrust laws, breached the Ticket Agreement and interfered with certain existing and prospective commercial relations of the Icahn Entities. The Icahn Complaint is based upon an interpretation by Mr. Icahn and the Icahn Entities that the Ticket Agreement permits sales of tickets to the general public through travel agents. The Icahn Complaint seeks injunctive relief and actual and punitive monetary damages, as well as the Icahn Entities' costs of litigation. On June 13, 1996, following TWA's filing of a motion to dismiss the Icahn Complaint, the Icahn Entities amended the Icahn Complaint to delete the federal antitrust claims and to add new allegations and theories with respect to claimed violations of the federal antitrust laws and the Lanham Act (the "Amended Icahn Complaint"). On March 24, 1997, the United States District Court for the Southern District of New York, on the Company's motion, dismissed the suit in its entirety.

  On June 6, 1996, Karabu forwarded a letter to TWA advising the Company of Karabu's possible intention to instruct the PBGC to require the Security Trustee to give a 30 day default notice to TWA in respect of certain alleged instances of non-compliance by TWA with the provisions of the Karabu Security Agreement relating to, among other things, four Boeing 727-100 aircraft which are no longer being flown by TWA in active service and changes by TWA to the FAA-approved scheduled maintenance of such aircraft and other aircraft pledged under the Karabu Security Agreement without obtaining approval of the Security Trustee. Karabu also forwarded with such letter a draft of a proposed complaint which it threatened to file a declaratory judgment that Karabu would be entitled to instruct the PBGC to require the Security Trustee to give TWA such notice of default. The complaint was filed in a New York state court and was served on TWA on June 28, 1996.

  On June 26, 1996, Karabu formally requested the PBGC to instruct the Security Trustee to give TWA a notice of default under the Karabu Security Agreement. On June 27, 1996, the PBGC declined to so instruct the Security Trustee, advising Karabu that the PBGC did not believe TWA was in default and, even if a default were determined to exist, any such default would be technical only and Karabu would not be harmed by such default.

  On June 28, 1996, Karabu brought an action against the PBGC in the United States District Court for the Southern District of New York, seeking a declaratory judgment for the purpose of determining Karabu's rights with respect to the Karabu Security Agreement. TWA then sought to intervene in such lawsuit and was granted the right to do so whereupon the Company filed a motion to dismiss Karabu's complaint and for summary judgment. Karabu then withdrew its separate suit in New York state court for a declaratory judgment previously filed on June 28, 1996.

  Although the Company intends to press its claims vigorously and believes its defenses to Mr. Icahn's claim are meritorious, it is possible that Karabu's interpretation of the Ticket Agreement regarding discount ticket sales by the Icahn Defendants to the general public through travel agents could be determined, either by a court or otherwise, to be correct. In such event, unless the Company took appropriate action to mitigate the effect of such sales, the Company could suffer significant loss of revenue that could reduce overall passenger yields on a continuing basis during the term of the Ticket Agreement. In addition, although the Company believes that no material default exists under the Karabu Security Agreement, any default by the Company under the Ticket Agreement or directly on the Icahn Loans which resulted in an acceleration of the Icahn Loans would result in a cross-default under substantially all of the Company's other indebtedness and leases and otherwise have a material adverse effect on the Company. As of March 31, 1997, an aggregate principal amount of $104.5 million was outstanding under the Icahn Loans.

 Prior Operating Losses and Future Uncertainties Relating to Results of
Operations

  As with other companies, TWA's long-term viability depends on its ability to achieve and maintain profitable operations. During the early 1990s, both the airline industry and the Company experienced periods of significant losses, with unprecedented losses incurred by the domestic airline industry during the years 1990-1993. Although the airline industry has generally seen strengthened performance in recent years, particularly in 1995 and 1996 when many airlines reported record profits, the Company has continued to report significant net losses. For example, the Company reported a net loss of $368.4 million for the combined 12-month period ended December 31, 1995 (excluding extraordinary gains related to the '95 Reorganization), while reporting an operating profit of $25.1 million (including $58.0 million of non-cash expense relating to the distribution of stock to employees as part of the '95 Reorganization), representing the Company's first operating profit since 1989. The Company's reported net loss of $284.8 million for 1996 represented a $57.3 million increase over the 1995 net loss, while the Company reported a $198.5 million operating loss for 1996 (including special charges of $85.9 million), which represented a $223.6 million decline from its operating profit in 1995. During the first quarter of 1997, the Company reported a net loss of $71.6 million, which represented a $34.5 million increase over the $37.1 net loss for the first quarter of 1996, and a $99.5 million operating loss, which represented a $45.3 million increase over the operating loss reported for the first quarter of 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated herein by reference. Although the Company has taken a number of actions which management believes will improve future results, the Company will incur additional expenses relating to these actions, including pilot training and aircraft leases, and there can be no assurance that such actions will make the Company's future operations profitable. See "--Substantial Indebtedness; Capital Expenditure Requirements; Liquidity."

  TWA has historically experienced significant variations in annual operating revenues and operating expenses and expects such variations to continue. While numerous uncertainties concerning the level of revenues and expenses always exist and the nature of such uncertainties is subject to constant change, the Company is unable to predict the potential impact of any of such uncertainties upon its results of operations. Among the other uncertainties that might adversely impact TWA's future results of operations are: (i) competitive pricing and scheduling initiatives; (ii) the availability and cost of capital;
(iii) increases in fuel and other operating costs; (iv) insufficient levels of air passenger traffic resulting from, among other things, war, threat of war, terrorism or changes in the economy; (v) governmental limitations on the ability of TWA to service certain airports and/or foreign markets; (vi) regulatory requirements requiring additional capital or operating expenditures; (vii) the outcome of certain upcoming labor negotiations (see "--'94 Labor Agreements"); and (viii) the possible reduction in yield due to the discount ticket program entered into between the Company and Karabu in connection with the '95 Reorganization (see " "--Uncertainties Related to Icahns Loans.")

 Crash of Flight 800

  On July 17, 1996, TWA Flight 800 crashed shortly after departure from JFK en route to Paris, France. There were no survivors among the 230 passengers and crew members aboard the Boeing 747 aircraft. The Company is cooperating fully with all federal, state and local regulatory and investigatory agencies to ascertain the cause of the crash, which to date has not been determined. TWA is currently a defendant in a number of lawsuits relating to the crash, but it is unable to predict the amount of claims which may ultimately be made against the Company or how those claims might be resolved. TWA maintains substantial insurance coverage and, at this time, management has no reason to believe that such insurance coverage will not be sufficient to cover the claims arising from the crash. Therefore, TWA believes that the resolution of such claims will not have a material adverse effect on its financial condition or results of operations. The Company is unable to identify or predict the extent of any adverse effect on its revenues, yields, or results of operations which has resulted or may result from the public perception of the crash.

 Changes to Management Team

  Commencing in June 1996, the Company experienced a substantial number of changes in its executive management team. In June 1996, Messrs. Robert A. Peiser and Mark J. Coleman, Chief Financial Officer and

Senior Vice President-Marketing, respectively, resigned from the Company. On August 21, 1996, Edward Soule was elected to the position of Executive Vice President and Chief Financial Officer. On September 3, 1996, Roden A. Brandt was elected to the position of Senior Vice President--Planning. On October 24, 1996, Jeffery H. Erickson, President and Chief Executive Officer announced his intention to leave the Company. On December 14, 1996, the Board appointed Gerald L. Gitner, a member of the Board, to serve as Vice Chairman and Acting Chief Executive Officer; David M. Kennedy, a member of the Board, to serve as Acting Executive Vice President and Chief Operating Officer; and William F. Compton, also a member of the Board, to serve as Acting Executive Vice President--Operations. On December 20, 1996, Michael J. Palumbo was appointed as Senior Vice President and Chief Financial Officer, succeeding Mr. Soule, who had resigned from such positions on December 19, 1996. On February 12, 1997, the Board of Directors elected Mr. Gitner to serve as Chairman and Chief Executive Officer. On February 14, 1997, Don Monteath, who had served as the Company's Senior Vice President--Operations, left the Company. On March 13, 1997, Mr. Compton was appointed Executive Vice President--Operations, subject to Board approval. On March 27, 1997, the Board confirmed Mr. Compton's appointment. On May 29, 1997, Donald M. Casey was elected to serve as the Company's Executive Vice President--Marketing, and it was announced that Mr. Kennedy would leave his position as Acting Executive Vice President and Chief Operating Officer. Mr. Kennedy will remain as a director and as chairman of the Finance Committee of the Board of Directors. The Company does not believe that such changes have unduly affected its ongoing operations or implementation of the Company's business strategy, although there can be no assurance that such changes will not have a material adverse effect on future operations.

 '94 Labor Agreements

  As of March 31, 1997, the Company had approximately 24,170 full-time employees (based upon full-time equivalents which include part-time employees). Of these, approximately 82% were represented by ALPA and the IAM. On March 6, 1997, the IAM was certified to replace IFFA as the bargaining representative of the Company's flight attendants. The Company's currently effective '94 Labor Agreements (as defined) with each such union contain more favorable work rules than in prior contracts and wage levels which the Company believes to be below many other U.S. airlines. The '94 Labor Agreements are three year agreements which become amendable after August 31, 1997. Negotiations on a new collective bargaining agreement with the IAM regarding the Company employees represented by the IAM (other than the flight attendants) commenced in February 1997 and are currently ongoing. Negotiations on a new collective bargaining agreement with ALPA commenced in 1997 and are currently ongoing. It is expected that negotiations with the IAM with regard to the flight attendants will commence in July 1997. Under the Railway Labor Act (the "RLA"), workers whose contracts have become amendable are required to continue to work under the "status quo" (i.e., under the terms of employment antedating the amendable date) until the RLA's procedures are exhausted. Under the RLA, the Company and its unions are obligated to continue to bargain until agreement is reached or until a mediator is appointed and concludes that negotiations are deadlocked and mediation efforts have failed. The mediator must then further attempt to induce the parties to agree to arbitrate the dispute. If either party refuses to arbitrate, then the mediator must notify the parties that his efforts have failed and, after a 30-day cooling-off period, a strike or other direct action may be taken by the parties.

  The Company's financial resources are not as great as those of most of its competitors, and, therefore, management believes that any substantial increase in its labor costs as a result of any new labor agreements or any cessation or disruption of operations due to any strike or work action could be particularly damaging to the Company.

 Age of Fleet; Noise

  At May 1, 1997, the average age of TWA's aircraft fleet was 18.3 years, making TWA's fleet one of the oldest of U.S. air carriers. As a result, TWA incurs increased overall operating costs due to the higher maintenance, fuel and other operating costs associated with older aircraft. The Company is in the process of acquiring a number of new and later model used aircraft and, based upon current delivery schedules for firmly committed aircraft, TWA's composite fleet age should be reduced to slightly under 17 years at December 31, 1997. As of December 31, 1996, TWA's fleet included 70 aircraft which did not meet the noise reduction requirements under the Airport Noise and Capacity Act of 1990 (the "Noise Act") and must therefore be retired or substantially modified by the end of 1999. Although the Company has plans to meet the Noise Act's noise reduction requirement, there can be no assurance that such plans will be achieved. In addition, in 1990 the Federal Aviation Administration (the "FAA") issued several Airworthiness Directives ("ADs") mandating changes to maintenance programs for older aircraft to ensure that the oldest portion of the nation's fleet remains airworthy. Most of the Company's aircraft are currently affected by these aging aircraft ADs. In 1995 and 1996, TWA spent approximately $2.6 million and $3.4 million, respectively, to comply with aging aircraft maintenance requirements. Based on information currently available to TWA and its current fleet plan, TWA estimates that costs associated with complying with these aging aircraft maintenance requirements will aggregate approximately $18.7 million through the year 2000. These cost estimates assume, among other things, that newer aircraft will replace certain of TWA's existing aircraft and that as a result certain aircraft will be retired by the Company before TWA would be required to make certain aging aircraft maintenance expenditures. There can be no assurance that TWA will be able to implement fully its fleet plan or that the cost of complying with aging aircraft maintenance requirements will not be significantly increased. See "--Substantial Indebtedness; Capital Expenditure Requirements; Liquidity," and "--Aging Aircraft Maintenance."

 Potential Dilution; Corporate Governance Provisions; Special Voting
Arrangements

  In connection with and as a precondition to the '95 Reorganization, in August and September of 1994, the Company entered into the '94 Labor Agreements. In exchange for the concessions received in the '94 Labor Agreements, the Company, among other things, adopted the ESIP to permit TWA's employees to increase their level of ownership, through grants by the Company to its employees of additional shares of Employee Preferred Stock and Common Stock, by up to 8% of the then outstanding Common Stock and Common Stock equivalents over a five year period commencing in July 1997 if the Common Stock is trading at certain target levels in each such year. In addition, under the ESIP the Company agreed to permit such employees to purchase, beginning in July 1997, additional shares in an aggregate amount of up to 2% of the then outstanding Common Stock and Common Stock equivalents at a discount of 20% to the then market price of the Common Stock. The ESIP provides for a limited acceleration of the stock grants and purchase program in the event of a merger, consolidation or sale of all or substantially all the Company's assets or upon certain issuances of Common Stock by the Company. The ESIP also provides that if additional shares are distributed following the '95 Effective Date (as defined) in respect of the '95 Reorganization, employees will be entitled to receive an additional number of shares of Common Stock and Employee Preferred Stock (the "Fill-Up Shares") such that the employees retain the same level of ownership as before the additional distribution. Union representatives and the Company have tentatively agreed that the number of Fill-Up Shares to be issued pursuant to the ESIP is approximately 932,000. The issuance of additional shares of Common Stock under the ESIP will result in significant future dilution to other holders of the Common Stock.

  In 1994, the Board adopted the Company's 1994 Key Employee Stock Incentive Plan (the "KESIP") to motivate, attract and retain the services of certain key employees of the Company. As amended, the KESIP provides for the award of incentive and nonqualified stock options for up to 14% of the aggregate number of shares of Common Stock and Employee Preferred Stock outstanding at the start of each fiscal year. As of May 29, 1997, 63 employees had been granted options to purchase shares of Common Stock or Employee Preferred Stock at prices ranging from $4.64 to $18.37 per share. All options granted under the KESIP have a five year life and generally vest at a rate of 34%, 33% and 33% on the first three anniversaries of the award date of such options.

  In March 1996, the Company issued 3,869,000 shares of the Company's 8% Cumulative Convertible Exchangeable Preferred Stock (the "8% Preferred Stock"), which are convertible at the option of the holder, unless previously redeemed or exchanged, into shares of Common Stock at a conversion price of $20.269 per share (equivalent to a conversion rate of approximately 2.467 shares of Common Stock for each share of 8%

Preferred Stock), subject to adjustment under certain circumstances. Based on the current conversion price, upon conversion of all shares of 8% Preferred Stock into shares of Common Stock, an aggregate of 9,544,823 additional shares of Common Stock would be issued.

  Pursuant to the Private Placement effected in March 1997, the Company issued the Warrants, with each of the 50,000 redeemable Warrants issued granting its holder the right to purchase 126.26 shares of Common Stock at an exercise price of approximately $7.92 per Warrant. The Warrants are exercisable commencing on March 31, 1998. An aggregate of 6,313,000 shares of Common Stock would be issued upon exercise of all of the Warrants.

  In addition, as a result of provisions of the '94 Labor Agreements, the Company's Third Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated By-laws (the "By-laws") contain provisions which allow certain corporate actions requiring board approval, including mergers, consolidations and sale of all or substantially all the assets of the Company, to be blocked by a vote of six (four union elected directors and two other directors) of the Company's fifteen directors. See "Certain Provisions of the Certificate of Incorporation, the By-laws and Delaware Law."

 Anti-takeover Provisions in Certificate of Incorporation and By-laws

  The Certificate of Incorporation and By-laws contain provisions which authorize the Board of Directors to issue preferred stock without stockholder approval, prohibit action by written consent of the stockholders, authorize only the chairman of the Board of Directors or a majority of the Board of Directors to call special meetings of the stockholders and require advance notice for director nominations. These provisions of the Certificate of Incorporation and By-laws, as well as the Federal Aviation Act of 1958, which generally prohibits non U.S. citizens from owning more than 25% of the voting interest in U.S. air carriers, and the prohibition on certain business combinations contained in Section 203 of the Delaware General Corporation Law ("DGCL"), could have the effect of delaying, deferring or preventing a change in control or the removal of existing management.

 Certain Potential Future Earnings Charges

  There are a number of uncertainties relating to agreements with employees of the Company, the resolution of which could result in significant non-cash charges to TWA's future operating results. Shares granted or purchased at a discount under the ESIP will generally result in a charge equal to the fair market value of shares granted and the discount for shares purchased at the time when such shares are earned. If the ESIP's target prices for the Common Stock are realized, the minimum aggregate charge for the years 1997 to 2002 would be approximately $58 million based upon such target prices and the number of shares of Common Stock and Employee Preferred Stock outstanding at December 31, 1996. The charge for any year, however, could be substantially higher if the then market price of the Common Stock exceeds the target price for such year ($11.00, $12.10, $13.31, $14.64, $16.11 and $17.72 for the years
1997 to 2002, respectively). Additionally, the allocation of approximately 1.1 million shares of Employee Preferred Stock issued to a trust for employees represented by ALPA pursuant to the '95 Reorganization will, when allocated to individual employees so represented, result in a charge equal to the fair market value of the shares on the dates allocated. Finally, the IAM has indicated that it does not agree with the Company's method of computing certain amounts owed to IAM-represented employees relating to overtime "bonus" claims under the Company's 1992 concession agreements with its unions (the
" '92 Labor Agreements"). The Company estimates its obligation to be approximately $26.3 million, and the IAM has, while not specifying an amount, indicated they believe the amount owed is significantly greater. See Notes 1 and 12 to the Consolidated Financial Statements incorporated herein by reference.

 Fresh Start Reporting

  In connection with the '95 Reorganization, the Company adopted fresh start reporting in accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7 "--Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). The fresh start reporting common equity value of the Company was determined by the Company, with the assistance of its financial advisors, to be approximately $270.0 million based, in part, on assumptions as to future results of operations. The carrying value of the Company's assets does not reflect historical cost but rather reflects current values determined by the Company as of the August 23, 1995 effective date (the " '95 Effective Date") of the '95 Reorganization (including values for intangible assets such as routes, gates and slots of approximately $458.4 million). The difference between (i) the equity valuation of the Company plus the estimated fair market value of the Company's liabilities and (ii) the estimated fair market value of its identifiable assets was allocated to "reorganization value in excess of amounts allocable to identifiable assets" in the amount of approximately $839.1 million. In future periods, these intangible assets will be evaluated for recoverability based upon estimated future cash flows. If expectations are not substantially achieved, charges to future operations for impairment of these assets might be required and such charges could be material. Due to the significant adjustments relating to the "95 Reorganization and the adoption of fresh start reporting, the pre-reorganization consolidated financial statements are not comparable to the post-reorganization consolidated financial statements. A vertical black line is shown in the Consolidated Financial Statements and selected financial data presented herein to separate TWA's post-reorganization Consolidated Financial Statements from its pre-'95 reorganization consolidated financial statements since they have not been prepared on a consistent basis of accounting. See
Note 19 to the Consolidated Financial Statements incorporated herein by reference.

  In the fourth quarter of 1996, the Company reported a special charge of $26.7 million relating to the write-down of the carrying value of TWA's JFK-Athens route authority, reflecting the Company's decision to terminate service on such route after April 18, 1997.

RISK FACTORS RELATED TO THE INDUSTRY

 Competition

  The airline industry operates in an intensely competitive environment. TWA competes with one or more major airlines on most of its routes (including on all routes between major cities) and with all forms of surface transportation. The airline industry is also cyclical due to, among other things, a close relationship of yields and traffic to general U.S. and worldwide economic conditions. Small fluctuations in revenue per available seat mile and cost per available seat mile can have a significant impact on the Company's financial results. Airline profit levels are highly sensitive to, and during recent years have been adversely affected by, among other things, changes in fuel costs, fare levels and passenger demand. Vigorous price competition exists, and TWA and its competitors have frequently offered sharply reduced discount fares in many markets. Airlines, including TWA, use discount fares and other promotions to stimulate traffic during normally slack travel periods, to generate cash flow and to increase relative market share in selected markets. TWA has often elected to initiate or match discount or promotional fares in certain markets in order to compete vigorously in those discounted markets or to stimulate traffic. Passenger demand and fare levels have also been affected adversely by, among other factors, the state of the economy and international events.

  The airline industry has consolidated in recent years as a result of mergers and liquidations, and further consolidation may occur in the future. This consolidation has, among other things, enabled certain of the Company's major competitors to expand their international operations and increase their domestic market presence.

  The emergence and growth of low cost, low fare carriers in domestic markets represents an intense competitive challenge for the Company, which has higher operating costs than many of such low fare carriers and fewer financial resources than many of its major competitors. In many cases, such low cost carriers have initiated or triggered price discounting. In part as a result of the industry consolidation referred to above, aircraft, skilled labor and gates at most airports continue to be readily available to start-up carriers. To the extent new carriers or other lower cost competitors enter markets in which the Company operates, such competition could have a material adverse effect on the Company. Many of the traditional carriers that compete with TWA have implemented, or are in the process of implementing, measures to reduce their operating costs. In addition, the

Company is more highly leveraged and has significantly less liquidity (and in certain cases, a higher cost structure) than certain of its competitors, several of whom have available lines of credit, significant unencumbered assets and/or greater access to public capital markets. Accordingly, TWA may be less able than certain of its competitors to withstand a prolonged recession in the airline industry or prolonged periods of competitive pressure.

  Demand for air transportation has historically tended to mirror general economic conditions. During the most recent economic recession in the United States, the change in industry capacity failed to mirror the reduction in demand for domestic air transportation due primarily to continued delivery of new aircraft. While in the period following such recession, industry capacity leveled off, such capacity has again begun to expand. TWA expects that the airline industry will remain extremely competitive for the foreseeable future.

 Aircraft Fuel

  Since fuel costs constitute a significant portion of the Company's operating costs (approximately 15.6% in 1996), significant increases in fuel costs would materially and adversely affect the Company's operating results. Fuel prices continue to be susceptible to, among other factors, political events and market factors beyond the Company's control, and the Company cannot predict near or longer-term fuel prices. In the event of a fuel supply shortage resulting from a disruption of oil imports or otherwise, higher fuel prices or curtailment of scheduled service could result. During 1996, the Company's average per gallon cost of fuel increased approximately 22.3% over 1995, from approximately $0.57 per gallon to approximately $0.70 per gallon. During the first quarter of 1997, the Company's average per gallon cost of fuel increased approximately 11.2%, from approximately $0.67 per gallon to approximately $0.74 per gallon, over the same period in the prior year. A one cent change in the cost per gallon of fuel (based on 1996 consumption) impacts operating expense by approximately $700,000 per month. Increases in fuel prices may have a greater proportionate and more immediate impact on TWA than many of its competitors because of the composition of its fleet and because the Company does not presently maintain substantial reserves of fuel required for its operations or otherwise hedge the cost of anticipated purchases of fuel.

  In August 1993, the United States increased taxes on fuel, including aircraft fuel, by 4.3c per gallon. Although airlines were exempted from this tax increase until October 1995, the Company continued to collect the tax. The expiration of the exemption in October 1995 increased the Company's operating expenses by approximately $13.6 million in 1996 over 1995.

 Regulatory Matters

  The airline industry is subject to extensive federal and international government regulations relating to airline safety, security and scheduling, as well as to local, state, federal, and international environmental laws. Adoption of newly proposed regulations relating to these matters could increase the Company's cost of compliance with governmental regulations, and could therefore increase operating expenses and in some cases restrict the operations of airlines, including TWA, thereby adversely affecting TWA's results of operations.

  During the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspection requirements, including added requirements for aging aircraft. TWA believes, based on its current fleet, that it will incur substantial capital expenditures to comply with the aging aircraft and noise abatement regulations. The Company assumes that a number of aircraft will be retired before major aging aircraft modifications and noise compliance will be required, and required capital expenditures will vary depending upon changes in TWA's planned fleet composition. Management expects that the cost of compliance will be funded through a combination of internally generated funds and utilization of cost sharing and/or funding provisions under certain lease agreements and loan agreements. See "--Risk Factors Related to the Company-- Substantial Indebtedness; Capital Expenditure Requirements; Liquidity."

  Additional laws and regulations have been proposed from time to time which could significantly increase the cost of airline operations by, for instance, imposing additional requirements or restrictions on operations. Laws and regulations have also been considered from time to time that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the award of international routes to U.S. carriers (and their retention) is regulated by treaties and related agreements between the United States and foreign governments which are amended from time to time. The Company cannot predict what laws and regulations will be adopted or what changes to international air transportation treaties will be effected, if any, or how they will affect TWA.

  Management believes that the Company benefitted from the expiration on December 31, 1995 of the aviation trust fund tax (the "Ticket Tax"), which imposed certain taxes including a 10% air passenger tax on tickets for domestic flights, a 6.25% air cargo tax and a $6 per person international departure tax. The Ticket Tax was reinstated on August 27, 1996 and expired again on December 31, 1996. At the end of February 1997, the Ticket Tax was reinstated effective March 7, 1997 through September 30, 1997. The amount of the negative impact directly resulting from the reimposition of the Ticket Tax cannot be precisely determined. However, management believes that reinstatement of the Ticket Tax will result in higher costs to the Company and/or, if passed on to consumers in the form of increased ticket prices, might have an adverse effect on passenger traffic, revenue and/or margins.

RISK FACTORS RELATING TO THE WARRANTS

 Exercisability and Transfer

  The Warrants are not exercisable until March 31, 1998, the first anniversary of the date of original issuance. Under the terms of the Warrant Agreement, the Company must cause the Warrants and the issuance and, in certain cases, resales of the Warrant Stock underlying the Warrants, to be registered with the Commission pursuant to an effective shelf registration statement. The Commission has broad discretion to determine whether any registration statement will be declared effective. Failure to have any such registration statement declared effective or to maintain the effectiveness of such registration statement for the requisite time periods may have a material adverse effect on the value of the Warrants and the liquidity and value of the Warrant Stock. See "Description of Warrants." An investment in the Warrants is highly speculative, and there can be no assurance as to when or if the Warrants will have any significant value.

 Absence of Public Trading Market

  There is no established trading market for the Warrants, and the Warrants may not be widely distributed. The Initial Purchaser has informed the Company that it currently intends to make a market in the Warrants as permitted by applicable laws and regulations; however, the Initial Purchaser is not obligated to do so and any such market-making may be discontinued at any time without notice at the sole discretion of the Initial Purchaser. The Company does not intend to list the Warrants on any national securities exchange or to seek the admission thereof to trading in the Nasdaq Stock Market, and there can be no assurance as to the development of any market or liquidity of any market that may develop for the Warrants. If a market for the Warrants does develop, the price of such Warrants may fluctuate and liquidity may be limited. If a market for the Warrants does not develop, purchasers may be unable to resell such Warrants for an extended period of time, if at all.

                                USE OF PROCEEDS

  There will be no proceeds to the Company from the sale of the Warrants or the Warrant Stock by the Selling Security Holders. Upon the exercise of the Warrants and the issuance of the Warrant Stock, and at the option of the holder thereof, the Company will (i) receive cash proceeds of approximately $7.92 per common share, or (ii) cancel Notes having a principal amount equal to the aggregate exercise price of the Warrants being exercised. If all Warrants were exercised for cash proceeds, the Company would receive an aggregate of $50 million; alternatively, if all Warrants were exercised in exchange for cancelled Notes, the entire $50 million principal balance of the Notes would be cancelled. The Company intends to use any proceeds from the exercise of the Warrants, after deduction of related registration expense, for working capital and general corporate purposes. However, there can be no assurance that any such Warrants will be exercised by the Selling Security Holders or, accordingly, that the Company will receive any proceeds from the exercise of the Warrants.

                           SELLING SECURITY HOLDERS

  Certain Selling Security Holders may sell their Warrants or Warrant Stock on a delayed or continuous basis. The Registration Statement of which this Prospectus is a part has been filed pursuant to Rule 415 under the Securities Act to afford holders of the Company's Warrants and Warrant Stock the opportunity to sell such securities in public transactions rather than pursuant to exemptions from the registration and prospectus delivery requirements of the Securities Act.

  The following table sets forth certain information as of June 13, 1997, with respect to the number of Warrants and Warrant Stock held by each Selling Security Holder. None of the Selling Security Holders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Warrants and the Warrant Stock except as noted herein. The Warrants and the Warrant Stock offered by this Prospectus may be offered from time to time by the Selling Security Holders named below:

                                                                    APPROXIMATE
                                                                     NUMBERS OF
                                NUMBER OF                            SHARES OF
                                 WARRANTS   NUMBER OF PERCENTAGE OF COMMON STOCK
                               BENEFICIALLY WARRANTS   OUTSTANDING   INTO WHICH
            NAME                 OWNED(1)    OFFERED    WARRANTS    CONVERTIBLE
            ----               ------------ --------- ------------- ------------
Bear, Stearns Securities
 Corp........................      9,500
Boston Safe Deposit & Trust
 Co..........................      3,000
Brown Brothers Harriman &
 Co..........................      2,000
Goldman, Sachs & Co..........     10,000
Lehman Brothers, Inc.........      3,050
Lehman Brothers International
 (Europe)-
 Prime Broker (LBI)..........      9,500
Morgan Stanley & Co.,
 Incorporated................      1,500
PaineWebber Incorporated.....      7,950
Republic New York Securities
 Corp........................        500
SSB-Custodian Global Proxy
 Unit, A5NW..................      3,000
                                  ------       ---         ---          ---
Totals.......................     50,000         0
                                  ======       ===         ===          ===

--------

(1)The Warrants are not exercisable until March 31, 1998.

  Information concerning the Selling Security Holders may change from time to time and will be set forth in supplements to this Prospectus. Accordingly, the number of Warrants and Warrant Stock offered hereby may increase or decrease.

  The Selling Security Holders may offer all or some of the Warrants that they hold and the shares of Warrant Stock issuable upon the exercise of such Warrants pursuant to the offering contemplated by this Prospectus at various times. Therefore, no estimate can be given as to the amount of Warrants or shares of Warrant Stock that will be held by the Selling Security Holders upon completion of such offerings. The Company and the Selling Security Holders have agreed to indemnify each other against certain liabilities arising under the Securities Act, the Exchange Act or otherwise.

                             PLAN OF DISTRIBUTION

  The Warrants or the Warrant Stock may be offered by the Selling Security Holders in transactions in the over-the-counter-market at prices obtainable at the time of sale or in privately negotiated transactions at prices determined by negotiation. The Selling Security Holders may effect such transactions by selling the Warrants or the Warrant Stock to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders, the purchasers of the Warrants or the Warrant Stock for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Additionally, agents or dealers may acquire Warrants, Warrant Stock or interests therein as a pledgee and may, from time to time, effect distributions of the Warrants, Warrant Stock or interests in such capacity. Sales of the Warrants or Warrant Stock may also be made pursuant to Rule 144A adopted under the Securities Act. Except for the sale of the Warrant Stock upon exercise of the Warrants, the Company is not selling any of the Warrants or Warrant Stock.

  The Selling Security Holders, the brokers and dealers through whom sales of the Warrants or Warrant Stock are made and any agent or dealer who distributes Warrants or Warrant Stock acquired as pledgee may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the Warrants or Warrant Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected financial data presented below relate to periods in the year ended December 31, 1992, the ten months ended October 31, 1993, the two months ended December 31, 1993, the year ended December 31, 1994, the eight months ended August 31, 1995, the four months ended December 31, 1995, the year ended December 31, 1996 and the three months ended March 31, 1996 and 1997. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements incorporated herein by reference. The consolidated financial data for periods in the year ended December 31, 1992, the ten months ended October 31, 1993, the two months ended December 31, 1993, the year ended December 31, 1994, the eight months ended August 31, 1995, the four months ended December 31, 1995 and the year ended December 31, 1996 were derived from the audited consolidated financial statements of the Company. Certain amounts have been reclassified to conform with presentations adopted in 1996. See "Risk Factors--Risk Factors Related to the Company--Substantial Indebtedness; Capital Expenditure Requirements; Liquidity" for a description of the auditor's report issued in connection with the 1996 Consolidated Financial Statements incorporated herein by reference.

  During the period from 1992 through 1995, TWA underwent two separate Chapter 11 reorganizations, the first in 1992-93 and the second in 1995. In connection with the '95 Reorganization, TWA has applied fresh start reporting in accordance with SOP 90-7, which has resulted in the creation of a new reporting entity for accounting purposes and the Company's assets and liabilities being adjusted to reflect fair values on August 23, 1995, the effective date of the '95 Reorganization (the "'95 Effective Date"). For accounting purposes, the '95 Effective Date is deemed to be September 1, 1995. Because of the application of fresh start reporting, the financial statements for periods after the '95 Reorganization are not comparable in all respects to the financial statements for periods prior to the reorganization. Similarly, the Consolidated Financial Statements for the periods prior to the '93 Reorganization are not consistent with periods subsequent to the '93 Reorganization. Accordingly, a vertical black line separates these periods. Preferred stock dividend requirements and earnings per share of the predecessor companies have not been presented as the amounts are not meaningful.

                         PRIOR PREDECESSOR COMPANY           PREDECESSOR COMPANY                 REORGANIZED COMPANY
                   -------------------------------------- ------------------------- ----------------------------------------------
                                                                                                              THREE MONTHS ENDED
                                                                                                                   MARCH 31,
                                                                                                              --------------------
                                TEN MONTHS    TWO MONTHS               EIGHT MONTHS FOUR MONTHS
                    YEAR ENDED     ENDED        ENDED      YEAR ENDED     ENDED        ENDED      YEAR ENDED
                   DECEMBER 31, OCTOBER 31,  DECEMBER 31, DECEMBER 31,  AUGUST 31,  DECEMBER 31, DECEMBER 31,
                       1992        1993          1993         1994         1995         1995         1996       1996       1997
                   ------------ -----------  ------------ ------------ ------------ ------------ ------------ ---------  ---------

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENT OF OPERATIONS DATA:
Operating
 revenues........   $3,618,661  $2,633,937     $520,821    $3,407,702   $2,218,355   $1,098,474   $3,554,407  $ 782,433  $ 762,306
Operating income
 (loss) (1)......     (420,432)   (225,729)     (58,251)     (279,494)      14,642       10,446     (198,527)   (54,191)   (99,486)
Loss before
 income taxes and
 extraordinary
 items (2).......     (314,292)   (362,620)     (88,140)     (432,869)    (338,309)     (32,268)    (274,577)   (74,278)  (105,193)
Provision
 (credit) for
 income taxes....        3,361       1,312         (248)          960          (96)       1,370          450    (37,171)   (35,161)
Loss before
 extraordinary
 items...........     (317,653)   (363,932)     (87,892)     (433,829)    (338,213)     (33,638)    (275,027)   (37,107)   (70,032)
Extraordinary
 items (3).......          --    1,075,581          --         (2,005)     140,898        3,500       (9,788)       --      (1,532)
Net income
 (loss)..........     (317,653)    711,649      (87,892)     (435,834)    (197,315)     (30,138)    (284,815)   (37,107)   (71,564)
Preferred stock
 dividend
 requirements
 (4).............                                                                         4,751       36,649     23,998      3,869
Loss applicable
 to common
 shares..........                                                                       (34,889)    (321,464)   (61,105)   (75,433)
Per share amounts
 (5):
 Loss before
  extraordinary
  items and
  special
  dividend
  requirement....                                                                    $    (1.15)       (6.60) $    (.98) $   (1.51)
 Extraordinary
  item...........                                                                           .10         (.22)       --         --
 Special dividend
  requirement--
  redemption
  of 12%.........
 Preferred Stock
  (4)............                                                                           --          (.45)      (.48)      (.03)
 Net loss........                                                                         (1.05)       (7.27)     (1.46)     (1.54)
 Ratio of
  earnings to
  fixed
  charges (6)....          --          --           --            --           --           --           --         --         --



                     PRIOR
                  PREDECESSOR
                    COMPANY     PREDECESSOR COMPANY             REORGANIZED COMPANY
                  -----------  -----------------------  ------------------------------------
                             DECEMBER 31,
                  ------------------------------------  DECEMBER 31, DECEMBER 31, MARCH 31,
                     1992         1993        1994          1995         1996        1997
                  -----------  ----------  -----------  ------------ ------------ ----------
BALANCE SHEET
 DATA:
Cash and cash
 equivalents..... $    67,885  $  187,717  $   138,531   $  304,340   $  181,586  $  136,522
Current assets...     602,007     706,462      577,735      715,647      586,442     596,694
Net working
 capital
 (deficiency)....    (316,165)   (150,744)  (1,286,487)    (124,446)    (404,150)   (487,745)
Flight equipment,
 net.............     827,747     660,797      508,625      455,434      472,495     468,619
Total property
 and equipment,
 net.............   1,114,345     886,116      693,045      600,066      614,207     633,020
Intangible
 assets, net.....         --    1,024,846      921,659    1,275,995    1,184,786   1,166,355
Total assets.....   2,158,143   2,958,862    2,512,435    2,868,211    2,681,939   2,741,091
Current
 maturities of
 long-term debt
 and capital
 leases (7)......     327,251     108,345    1,149,739      110,401      134,948     122,208
Liabilities
 subject to
 Chapter 11
 reorganization
 proceedings (8).   2,026,895         --           --           --           --          --
Long-term debt,
 less current
 maturities (7)..         --    1,053,644          --       764,031      608,485     650,223
Long-term
 obligations
 under capital
 leases, less
 current
 maturities......         --      376,646      339,895      259,630      220,790     211,080
Shareholders'
 equity
 (deficiency)
 (9).............  (1,149,733)     18,358     (417,476)     302,855      238,105     185,819


                                                  (See notes on following page)

--------
 (1) Includes special charges of $138.8 million in 1994, $1.7 million in the eight months ended August 31, 1995 and $85.9 million in 1996. For a discussion of these and other non-recurring items, see Note 16 to the 1996 Consolidated Financial Statements incorporated herein by reference.
 (2) The 1992 results include non-recurring gains of $254.6 million from the disposition of assets. The ten months ended October 31, 1993 includes a charge of $342.4 million related to the settlement of pension obligations and income of $268.1 million related to reorganization items. The eight months ended August 31, 1995 includes charges of $242.2 million related to reorganization items.

 (3) The extraordinary item in 1993 represents the gain on discharge of indebtedness pursuant to the consummation of the '93 Reorganization. The extraordinary item in 1994 represents the charge for a prepayment premium related to the sale and leaseback of four McDonnell Douglas MD-80 aircraft. The extraordinary item in the eight months ended August 31, 1995 represents the gain on the discharge of indebtedness pursuant to the consummation of the '95 Reorganization, while the extraordinary item in the four months ended December 31, 1995 was the result of the settlement of a debt of a subsidiary. The extraordinary items in 1996 and 1997 result from the early extinguishment of certain debt.
 (4) On March 22, 1996, the Company called for redemption of all of its outstanding 12% Preferred Stock. The excess of the early redemption price over the carrying value of the 12% Preferred Stock is reflected as a $20.0 million "special dividend requirement" in 1996.
 (5) No effect has been given to stock options, warrants or potential issuances of additional Employee Preferred Stock as the impact would have been anti-dilutive.

 (6) For purposes of determining the ratio of earnings to fixed charges, "earnings" consist of earnings before income taxes, extraordinary items and fixed charges (excluding capitalized interest) and "fixed charges" consist of interest (including capitalized interest) on all debt and that portion of rental expense that management believes to be representative of interest. Earnings were not sufficient to cover fixed charges as follows (in millions): for the three months ended March 31, 1997 and 1996, $107.0 and $74.9, respectively; for the year ended December 31, 1996, $280.0; for the four months ended December 31, 1995, $32.3; for the eight months ended August 31, 1995, $338.3; for the year ended December 31, 1994, $435.0; for the two months ended December 31, 1993, $88.4; for the ten months ended October 31, 1994, $364.7; and for the year ended December 31, 1992, $317.4.
 (7) Long-term debt in 1994 was reclassified to current maturities as a result of certain alleged defaults and payment defaults. See Note 7 to the 1995 Consolidated Financial Statements incorporated herein by reference.
 (8) For periods after January 31, 1992 and before the effective date of the '93 Reorganization, certain prepetition liabilities, which were subject to compromise pursuant to the '93 Reorganization, were classified as liabilities subject to Chapter 11 reorganization proceedings, and the accrual of interest was discontinued on prepetition debt that was unsecured or estimated to be undersecured.
 (9) No dividends were paid on the Company's outstanding common stock during the periods presented above.

                            DESCRIPTION OF WARRANTS

  In the Private Placement, the Company issued an aggregate of 50,000 Warrants pursuant to the Warrant Agreement dated March 31, 1997 between the Company and American Stock Transfer & Trust Company as warrant agent (the "Warrant Agent"). The Warrants are subject to the terms in the Warrant Agreement, and holders of Warrants are referred to the Warrant Agreement, which is incorporated herein by reference, for a complete statement of such terms. The following summary of material provisions of the Warrant Agreement and the Warrants does not purport to be complete and is qualified by reference to all of the provisions of the Warrant Agreement and the Warrants, including the definitions therein of certain terms. Capitalized terms in this "Description of Warrants" not defined in this Prospectus have the meanings ascribed to them in the Warrant Agreement.

GENERAL

  The Warrants, when exercised, will entitle the holder thereof to purchase
126.26 shares of Common Stock per Warrant at an exercise price of approximately $7.92 per share (equivalent to an aggregate exercise price per Warrant of $1,000) (the "Exercise Price"). The Exercise Price and the number of shares of Common Stock issuable upon exercise of the Warrants are both subject to adjustment in certain cases.

  The Warrants may be exercised at any time after March 31, 1998, the first anniversary of the date of original issuance; provided, however, that holders of Warrants will be able to exercise their Warrants only if the Registration Statement is effective or the exercise of such Warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states or other jurisdictions in which such holders reside. Unless earlier exercised, the Warrants will expire on April 1, 2002 (the "Expiration Date"). The Company will use commercially reasonable efforts to give notice of expiration not less than 90 nor more than 120 days prior to the Expiration Date to the registered holders of the then outstanding Warrants. If the Company fails to give such notice, the Warrants will nevertheless expire and become void on the Expiration Date.

  The Company may redeem the Warrants at a price of $.01 per Warrant, commencing on March 31, 2000, the third anniversary of the date of original issuance, upon not less than 20 nor more than 60 days' prior written notice thereof by the Company (the date set for redemption in such notice being the "Redemption Date"), if the closing trading price of a share of Common Stock on AMEX (or such other national securities exchange or the Nasdaq Stock Market, as shares of Common Stock may then be listed or admitted for trading) exceeds 125% of the then effective Exercise Price for at least 20 trading days out of a period of 30 consecutive trading days ending not more than 10 calendar days prior to the date of such notice. The Company is required promptly to announce any redemption by publication in The Wall Street Journal at the time of the mailing of the redemption notice to the holders. If the Company exercises the right to redeem the Warrants, such Warrants will be exercisable until the close of business on the Redemption Date. If a Warrant which is subject to redemption is not exercised on or before the Redemption Date, it will cease to be exercisable and the holder will be entitled only to the redemption price. As of the date of original issuance, the Warrant Stock would represent in the aggregate approximately 11.11% of the outstanding Common Stock and Employee Preferred Stock (assuming exercise of the Warrants).

  The Warrants may, subject to the effectiveness of the Registration Statement, be exercised at any time after March 31, 1998, the first anniversary of the date of original issuance, by surrendering to the Company at the office of the Warrant Agent, certificates evidencing such Warrants with the accompanying form of election to purchase, properly completed and executed, together with payment of the Exercise Price. Payment of the Exercise Price may be made in the form of (i) cash or a certified or official bank check payable to the order of the Company, or (ii) at the option of the holder thereof, surrender to the Company for cancellation Notes with a principal amount equal to not more than the aggregate Exercise Price for all shares issuable upon exercise of such Warrant. If a Warrant holder utilizes a Note to pay the Exercise Price, such holder will not be entitled to receive any credit for, or otherwise receive any payment of, accrued and unpaid interest on such Note or any accrued and unpaid Liquidated Damages payable with respect to such Note. Upon surrender of the Warrant certificate and payment of the Exercise Price, the Warrant Agent will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole shares of Common Stock or other securities or property to which such holder is entitled under the Warrant Agreement and the Warrants, including, without limitation, any cash payment to adjust for fractional interests in shares of Common Stock issuable upon exercise of the Warrants. If less than all of the Warrants evidenced by a Warrant certificate are to be exercised, a new Warrant certificate representing the remaining number of Warrants will be issued to the holder.

  No fractional shares of Common Stock will be issued upon exercise of the Warrants. If any fractional share of Common Stock would, except for the foregoing provision, be issuable upon the exercise of any Warrant, the Company will pay an amount in cash equal to the Current Market Value (as defined in the Warrant Agreement) on the trading day immediately preceding the date the Warrant is presented for exercise, multiplied by the fraction, computed to the nearest whole cent.

  Certificates for Warrants will be issued in fully registered form only. No service charge will be made for registration of transfer or exchange upon surrender of any Warrant certificate at the office of the Warrant Agent maintained for that purpose. The Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant certificates.

  In the event a bankruptcy or reorganization is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts which may be subject to rejection by the Company with approval of the bankruptcy court. As a result, holders of the Warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their Warrants prior to the commencement of any such bankruptcy or reorganization.

  The holders of Warrants have no right to vote on matters submitted to stockholders of the Company and have no right to receive dividends. The holders of Warrants are not entitled to share in the assets of the Company in the event of liquidation, dissolution or winding up of the Company's business.

ADJUSTMENTS

  The number of shares of Common Stock issuable upon the exercise of the Warrants and the Exercise Price will be subject to adjustment in certain events including: (i) the payment by the Company of certain dividends (or other distributions) on the Common Stock, including dividends or distributions payable in shares of Common Stock or other shares of the Company's capital stock (other than shares of Series A Preferred Stock (as defined) upon exercise of a Right (as defined)); (ii) subdivisions, combinations and certain reclassifications of Common Stock; (iii) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for shares of Common Stock, or of securities convertible into or exchangeable or exercisable for shares of Common Stock, for a consideration per share which is less than the Current Market Value per share of the Common Stock (other than distribution of the Rights); (iv) the issuance of shares of Common Stock for a consideration per share which is less than the Current Market Value per share of Common Stock (other than (i) in connection with an existing exchange programs with respect to certain of the Company's outstanding 12% Senior Secured Reset Notes and (ii) in connection with certain employee stock purchase programs, not to exceed certain specified levels of issuances and discounts); and (v) the distribution to all holders of Common Stock of any of the Company's assets, debt securities or any rights or warrants to purchase securities (excluding those rights and warrants referred to in clause (iii) above, any Rights and cash dividends and other cash distributions from current or retained earnings).

  In the event of a distribution to holders of Common Stock which results in an adjustment to the number of shares of Common Stock or other consideration for which a Warrant may be exercised, the holders of the Warrants may, in certain circumstances, be deemed to have received a distribution subject to United States Federal income tax as a dividend. See "Certain Federal Income Tax Considerations."

  No adjustment in the Exercise Price will be required unless such adjustment would require an increase or decrease of at least one percent in the Exercise Price; provided, however, that any adjustment which is not made as a result of this paragraph will be carried forward and taken into account in any subsequent adjustment.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

  The Warrant Agreement requires the Company to keep effective under the Securities Act the Registration Statement of which this Prospectus is a part to cover the resale of the Warrants or the Warrant Stock by the holders thererof until the earlier of (i) such time as all the Warrants have been exercised and (ii) the Expiration Date.

  Each holder that sells Warrants and shares of Warrant Stock pursuant to the Registration Statement will generally be required to be named as a Selling Security Holder in the Registration Statement and to deliver this Prospectus to the purchaser thereof, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by certain provisions of the Warrant Agreement applicable to such holder (including certain indemnification obligations). In addition, each holder of Warrants and/or Warrant Stock will be required to deliver information to be used in connection with the Registration Statement in order to have such holder's Warrants and Warrant Stock included in the Registration Statement.

  During any consecutive 365-day period, the Company is entitled to suspend the availability of the Registration Statement of which this Prospectus is a part for up to two 45 consecutive-day periods (except, for the 45 consecutive-day period immediately prior to the Expiration Date) if the Board of Directors determines in the exercise of its reasonable judgment that there is a valid business purpose for such suspension and provides notice that such determination was made to the holders of the Warrants and Warrant Stock; provided, however, that in no event shall the Company be required to disclose the business purpose for such suspension if the Company determines in good faith that such business purpose should remain confidential. There can be no assurance that the Company will be able to file, cause to be declared effective, or keep a registration statement continuously effective until all of the Warrants have been exercised or have expired or all shares of Warrant Stock can be resold without registration under the Securities Act.

  If (i) on or prior to 60 days after the date of original issuance of the Warrants, the Registration Statement has not been filed with the Commission;
(ii) on or prior to 120 days after the original issuance of the Warrants, the Registration Statement has not been declared effective; or (iii) the Registration Statement is declared effective but thereafter ceases to be effective or usable (subject to certain exceptions) in connection with issuances of Warrant Stock and resales of Warrants or Warrant Stock in accordance with and during the periods specified in the Warrant Agreement (each such event referred to in clauses (i) through (iii), a "Registration Default"), the Company will pay liquidated damages (" Liquidated Damages") to each Holder of Warrants or shares of Warrant Stock that are, at the time of the Registration Default, subject to certain transfer restrictions under the Securities Act ("Transfer Restricted Warrants" and "Transfer Restricted Warrant Stock," as more fully described in the Registration Rights Agreement dated as of March 31, 1997 between the Company and PaineWebber Incorporated as Initial Purchaser (the "Registration Rights Agreement") during the first 90-day period immediately following such Registration Default in an amount equal to $0.01 per week per Transfer Restricted Warrant or $0.0025 per week per share of Transfer Restricted Warrant Stock held by such holder. The amount of the Liquidated Damages will increase by an additional $0.01 per week per Transfer Restricted Warrant or $0.0025 per week per share of Transfer Restricted Warrant Stock for each subsequent 90-day period until the Registration Statement is declared effective or such registration statement again becomes effective, as the case may be, up to a maximum Liquidated Damages with respect to any Registration Default of $0.05 per week per Transfer Restricted Warrant or $0.0125 per week per share of Transfer Restricted Warrant Stock.

AUTHORIZED SHARES

  The Company has authorized for issuance an aggregate of 6,313,000 shares of Common Stock, representing the total number of shares issuable upon the exercise of all outstanding Warrants. Such shares of Common Stock, when issued and paid for in accordance with the Warrant Agreement, will be duly and validly issued, fully paid and non assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issue thereof (other than any such tax, lien, charge or security interest imposed upon or granted by the holder of the Common Stock).

MERGER, SALE OR CONSOLIDATION

  In the event that the Company consolidates with, merges with or into, or sells all or substantially all of its assets to, another person, each Warrant thereafter shall entitle the holder thereof to receive upon exercise thereof, per share of Warrant Stock, the number of shares of common stock or other securities or property which the holder of a share of Common Stock is entitled to receive upon completion of such consolidation, merger or sale of assets. However, if (i) the Company consolidates with, merges with or into, or sells all or substantially all of its assets to, another Person and, in connection therewith, the consideration payable to the holders of Common Stock in exchange for their shares is payable solely in cash or (ii) there is a dissolution, liquidation or winding-up of the Company, then the holders of the Warrants will be entitled to receive distributions on an equal basis with the holders of Common Stock or other securities issuable upon exercise of the Warrants, as if the Warrants had been exercised immediately prior to such event, less the Exercise Price. Upon receipt of such payment, if any, the Warrants will expire and the rights of the holders thereof will cease. In the case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding-up of the Company, the Company must deposit promptly with the Warrant Agent the funds, if any, required to pay to the holders of the Warrants. After such funds and the surrendered Warrant Certificates are received, the Warrant Agent is required to deliver a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such Persons as it may be directed in writing by the holders surrendering such Warrants.

AMENDMENT

  From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making changes that do not adversely affect the rights of any holder. Any amendment or supplement to the Warrant Agreement that adversely affects the interests of the holder of the Warrants will require the written consent of the holders of a majority of the then outstanding Warrants. The consent of each holder of the Warrants affected shall be required for any amendment pursuant to which the Exercise Price would be increased or the number of shares issuable upon exercise of the Warrants would be decreased (other than pursuant to the adjustments provided for in the Warrant Agreement).

GOVERNING LAW

  The Warrant Agreement and the Warrants are governed by, and construed in accordance with, the laws of the State of New York.

                         BOOK-ENTRY, DELIVERY AND FORM

GENERAL

  Each of the Warrants was issued in the form of one or more fully registered Warrants in global form ("Global Warrants"), except that each of the Warrants offered and sold to institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) who are not Qualified Institutional Buyers (" QIBs") or, outside the United States, to a person who is not a "U.S. person," as defined in Regulation S under the Securities Act ("Regulation S"), was delivered in certificated fully registered form only and bears a legend containing restrictions on transfers. Warrants issued in fully registered form are referred to herein as "Certificated Warrants."

  Upon issuance of the Global Warrants, the Depositary or its nominee credited, on its book-entry registration and transfer system, the number of Warrants represented by such Global Warrants to the accounts of institutions that have accounts with the Depositary or its nominee ("participants"). Ownership of beneficial interests in the Global Warrants is limited to participants or persons that may hold interests through participants. Ownership of beneficial interest in such Global Warrants are shown on, and the transfer of such ownership may effected only through, records maintained by the Depositary or its nominee (with respect to participants' interests) for such Global Warrants, or by participants or persons that hold interests through participants (with respect to beneficial interests of persons other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Warrants.

  So long as the Depositary or its nominee is the registered holder of any Global Warrants, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of such Warrants represented by such Global Warrants for all purposes under the Warrant Agreement and the Warrants. Except as set forth below, owners of beneficial interests in Warrants will not be entitled to have such Global Warrants represented thereby registered in their names, will not receive or be entitled to receive physical delivery or Certificated Warrants in exchange therefor and will not be considered to be the owners or holders of such Global Warrants represented thereby for any purpose under the Warrant Agreement and the Warrants. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in a Global Warrant desires to take any action that the Depositary, as the holder of such Global Warrant, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Neither the Company nor the Warrant Agent has any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any of the Global Warrants or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for other aspects of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Warrants owning through such participants.

  Participants or owners of beneficial interests in a Global Warrant held through such participants who exercise their option to elect repayment of beneficial interests in Warrants represented by a Global Warrant must transmit notice of their election to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment with respect to a particular Warrant, the beneficial owner of such Warrant must instruct the broker or other participant to exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Warrant in order to ascertain the cut-off time by which such an instruction must be given in order to deliver timely notice to DTC. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

  Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Warrants among participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Warrant Agent nor the Company will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. The Company and the Warrant Agent may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes.

CERTIFICATED SECURITIES

  Upon transfer of Certificated Notes to a QIB, such Certificated Notes will be transferred to the corresponding Global Warrants. Global Warrants shall be exchangeable for corresponding Certificated Warrants registered in the name of persons other than the Depositary or its nominee only if (A) the Depositary
(i) notifies the Company that it is unwilling or unable to continue as Depositary for any of the Global Warrants or (ii) at any time ceases to be a clearing agency registered under the Exchange Act or (B) the Company executes and delivers to the Warrant Agent an order that the Global Warrants shall be so exchangeable. Any Certificated Warrants will be issued only in fully registered form. Any Certificated Warrants so issued will be registered in such names and in such denominations as the Depositary shall request.

THE CLEARING SYSTEM

  The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (which may include the Initial Purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

SETTLEMENT

  Investors holding their Warrants through the Depositary will follow settlement practices applicable to United States corporate debt obligations. The Warrant Agreement requires that payments in respect of Warrants be made by wire transfer of same-day funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address.

                         DESCRIPTION OF CAPITAL STOCK

  Pursuant to TWA's Certificate of Incorporation, the Company has the authority to issue 300 million shares of capital stock, consisting of 150 million shares of Common Stock, and 137.5 million additional shares of preferred stock. The Certificate of Incorporation authorizes the Board of Directors to establish one or more series of preferred stock and to establish such relative voting, dividend, redemption, liquidation, conversion and other powers, preferences, rights, qualifications, limitations and restrictions as the Board of Directors may determine without further approval of the stockholders of the Company. The issuance of preferred stock by the Board of Directors could, among other things, adversely affect the voting power of the holders of Common Stock and, under circumstances, make it more difficult for a person or group to gain control of the Company. See "Certain Provisions of the Certificate of Incorporation, the By-laws and Delaware Law."

  The issuance of any series of preferred stock, and the relative powers, preferences, rights, qualifications, limitations and restrictions of such series, if and when established, will depend upon, among other things, the future capital needs of the Company, the then existing market conditions and other factors that, in the judgment of the Board of Directors, might warrant the issuance of preferred stock. At the date of this Prospectus, there are no plans, agreements or understandings relative to the issuance of any additional series of preferred stock other than the Series A Preferred Stock issuable pursuant to the Rights.

DESCRIPTION OF COMMON STOCK

  The holders of the Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except for the voting rights of the holders of Employee Preferred Stock (who are entitled to elect a total of four directors to the Board) and, under certain circumstances, the Company's 8% Preferred Stock, and as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of the preferred stock, the holders of such shares exclusively possess all voting power. The Certificate of Incorporation does not provide for cumulative voting in the election of directors but the Board is classified which means that the holders of a majority of the shares entitled to vote at a meeting at which a quorum is present can elect all of the directors of the class then to be elected (except that the holders of a majority of the shares of Employee Preferred Stock are exclusively entitled to elect four labor directors) and the holders of the remaining shares would not be able to elect any directors at that meeting. Subject to any preferential rights of any outstanding series of preferred stock or the 8% Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. The holders of Common Stock have no preemptive rights and no rights to convert their shares of Common Stock into any other security. It is not presently anticipated that dividends will be paid on the Common Stock in the foreseeable future. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock issuable upon exercise of the Warrants, will be, when issued and paid for in accordance with the Warrant Agreement, fully paid and nonassessable. As of June 25, 1997, 45,251,260 shares of Common Stock were issued and outstanding and were held by approximately 18,167 holders of record.

RIGHTS PLAN

  The Board of Directors of the Company declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock and Employee Preferred Stock (collectively, the "Voting Stock") payable to holders of record as of the close of business on January 12, 1996 (the "Record Date"). Each Right entitles the holder to purchase, after the Distribution Date (as defined below), from the Company one one-hundredth of a share of Series A Preferred Stock of the Company at a price of $47.50 (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of December 19, 1995 between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent") as supplemented. The Rights Plan is set forth in full in the Rights Agreement and the description thereof herein is qualified in its entirety by reference to such Rights Agreement.

  Until the earlier to occur of (a) the tenth day after public announcement that any person or group has become the beneficial owner of at least 15% of the Company's Voting Stock (other than pursuant to a "Permitted Offer," as defined below) and (b) the tenth business day after the date of the commencement of a tender or exchange offer (other than a Permitted Offer) by any person which would, if consummated, result in such person becoming the beneficial owner of at least twenty percent (20%) of the Voting Stock (the earlier of such dates being hereinafter called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Voting Stock certificates outstanding as of the Record Date, by such Voting Stock certificates.

  Each share of Voting Stock issued or delivered by the Company after the Record Date but prior the earlier of the Distribution Date or the expiration of the Rights shall be accompanied by one Right.

  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Voting Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Voting Stock in respect of which Rights have been issued will also constitute the transfer of the Rights associated with the Voting Stock represented by such certificates. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Voting Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

  No Right is exercisable at any time prior to the Distribution Date. The Rights will expire on January 12, 2006 (the "Final Expiration Date") unless earlier exchanged or redeemed by the Company as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation the right to vote or to receive dividends.

  Upon exercise, each Right shall be converted into one one-hundredth of a share of the Series A Preferred Stock. Holders of shares of Series A Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, quarterly dividends in an amount per share equal to the greater of (a) $1.00 and (b) 100 times the aggregate per share amount of all cash dividends or other distributions (other than dividends payable solely in shares of Common Stock), declared on the Common Stock since the first dividend payment date with respect to the Series A Preferred Stock. Dividends payable on the Series A Preferred Stock are cumulative. In addition, in the event the Company enters into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, shares of Series A Preferred Stock shall be similarly exchanged for or changed into 100 times the aggregate amount or stock, securities cash or other consideration.

  Subject to the rights of holders of the 8% Preferred Stock, holders of shares of Series A Preferred Stock are entitled to 100 votes on all matters submitted to a vote of the stockholders of TWA, voting together as a single class, except as otherwise required by applicable law. In the event dividends payable on the Series A Preferred Stock shall be in arrears in an amount equal to six quarterly payments, all holders of the Series A Preferred Stock together with other holders of preferred stock entitled to vote, shall, voting together as a single class be entitled to elect one director to the Company's Board of Directors.

  In the event that any person or group (an "Acquiring Person") becomes the beneficial owner of at least 15% of the Company's Voting Stock, then each Right (other than Rights beneficially owned by the Acquiring Person and certain affiliated persons) will entitle the holder to elect to receive, without payment of the Purchase Price, a number of shares of the Company's Common Stock having a market value equal to the Purchase Price. The term "Acquiring Person" does not include (i) the Company, any of its subsidiaries or any employee benefit plan of the Company, except for any such employee benefit plan acting in concert with a third party (other than another employee benefit plan of the Company) or (ii) any person or group which becomes the beneficial owner of at least 15% of the Voting Stock pursuant to a "Permitted Offer" (as defined below).

  "Permitted Offer" means a tender or exchange offer by a Person for all outstanding shares of Voting Stock, which is made at a price and no such other terms determined by at least a majority of the Continuing Directors (as defined below) to be in the best interests of the Company and its stockholders.

  In the event that, after any person has become an Acquiring Person, (i) the Company is involved in a merger or other business combination in which the Company is not the surviving corporation or its Voting Stock is exchanged for other securities or assets or (ii) the Company and/or one or more of its subsidiaries sell or otherwise transfer assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, taken as a whole, then each Right will entitle the holder to purchase, for the Purchase Price, a number of shares of common stock of the other party to such business combination or sale (or in certain circumstances, an affiliate) having a market value of two times the Purchase Price.

  At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of at least 50% of the Voting Stock), a majority of the Company's Continuing Directors may exchange all or part of the Rights (other than the Rights beneficially owned by the Acquiring Person and certain affiliated persons) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

  "Continuing Director" means (i) any member of the Board of Directors who was a member of the Board prior to the time an Acquiring Person becomes such or
(ii) any person subsequently elected to the Board if he is recommended or approved by a majority of the Continuing Directors or, in the case of a successor to a director elected by holders of a series of Employee Preferred Stock, if such person is elected pursuant to the applicable terms of such Employee Preferred Stock. Continuing Directors do not include an Acquiring Person, an affiliate or associate of an Acquiring Person or any representative or nominee of the foregoing.

  The Company may redeem the Rights, in whole but not in part, at a price of $.01 per Right at any time prior to the close of business on the tenth day after public announcement that any person has become an Acquiring Person (subject to extension by a majority of the Continuing Directors).

  After the Distribution Date, the Rights Amendment may be amended in any respect that does not adversely affect the Rights holders (other than any Acquiring Person and certain affiliated persons). In addition, after any person has become an Acquiring Person, the Rights Agreement may be amended only with the approval of a majority of the Continuing Directors.

DESCRIPTION OF EMPLOYEE PREFERRED STOCK

  Pursuant to the '95 Reorganization, the Company issued an aggregate of 6,425,118 shares of Employee Preferred Stock to employee stock trusts for the benefit of certain domestic employees of the Company represented by ALPA, IFFA and IAM pursuant to the terms of the '94 Labor Agreements (collectively, the "Employee Stock Trusts"). The Employee Preferred Stock was issued in three series designated ALPA Preferred Stock, IAM Preferred Stock and Flight Attendant Preferred Stock. In April 1997, the Company increased the number of shares of ALPA Preferred Stock and IAM Preferred Stock by an aggregate of 3,712,035 shares. Except for an exclusive right to elect a certain number of directors to the Board of Directors and the liquidation preference described below under "--Liquidation Preference and Other Rights," the Employee Preferred Stock is the functional equivalent of Common Stock. The Employee Preferred Stock is junior to the 8% Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation.

 Dividends

  Subject to the issuance by the Company of preferred stock with senior rights (including the 8% Preferred Stock), the holders of the Employee Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, dividends payable in cash, stock or otherwise. No dividends may be paid on the Common Stock unless an equivalent dividend is paid on the Employee Preferred Stock, and no dividends may be paid on the Employee Preferred Stock unless an equivalent dividend is paid on the Common Stock. It is not presently anticipated that dividends will be paid on the Employee Preferred Stock in the foreseeable future.

 Liquidation Preference and Other Rights

  Subject to the issuance by the Company of preferred stock with senior rights (including the 8% Preferred Stock), upon any liquidation of the Company, holders of the Employee Preferred Stock will be entitled to a liquidation preference equal to $.01 per share from TWA's net assets before any amounts are paid to or on account of the holders of Common Stock, and thereafter the remaining net assets of the Company will be distributed pro rata to the holders of the Employee Preferred Stock, the Common Stock and other equity securities of the Company which rank on a parity with such stock and with respect to such rights, all in accordance with their respective rights and interests. The Employee Preferred Stock does not have redemption rights.

 Automatic Conversion

  Each share of Employee Preferred Stock will automatically convert into one share of Common Stock upon the withdrawal of such share of Employee Preferred Stock from the Employee Stock Trust in which such share is held.

 Voting

  So long as any shares of ALPA Preferred Stock are outstanding, the holders of the ALPA Preferred Stock are entitled to one vote per share (i) on each matter submitted to a vote at a meeting of stockholders other than the election of directors and (ii) for the ALPA Directors (defined below) to be elected at an annual meeting of stockholders. Such holders have the exclusive right to elect to the Board one (1) director (the "ALPA Director"), which director shall be a Class II director.

  So long as any shares of Flight Attendant Preferred Stock are outstanding, the holders of the Flight Attendant Preferred Stock are entitled to one vote per share (i) on each matter submitted to a vote at a meeting of stockholders other than the election of directors and (ii) for the Flight Attendant Director (defined below) to be elected at an annual meeting of stockholders. Such holders have the exclusive right to elect to the Board one (1) director (the "Flight Attendant Director"), which director shall be a Class II director.

  So long as any shares of IAM Preferred Stock are outstanding, the holders of the IAM Preferred Stock are entitled to one vote per share (i) on each matter submitted to a vote at a meeting of stockholders other than the election of directors and (ii) for the IAM Directors (defined below) to be elected at an annual meeting of stockholders. Such holders have the exclusive right to elect to the Board two (2) directors (the "IAM Directors"), which directors shall be Class II directors.

 Amendment

  The Certificate of Designations, Preferences and Rights relating to each series of Employee Preferred Stock may be amended only upon the unanimous approval of the holders of the outstanding shares of such series of Employee Preferred Stock.

            CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION,
                         THE BY-LAWS AND DELAWARE LAW

  The Certificate of Incorporation and the By-laws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. In addition, pursuant to the '95 Reorganization and in connection with the adoption of the '94 Labor Agreements, the Company adopted certain amendments, both to the Certificate of Incorporation and the By-laws, relating to corporate governance matters. These amendments are designed to enhance the input of the Company's union employees or the directors nominated by them in the governance of the Company and to limit the ability to change the provisions of the Certificate of Incorporation in general and the By-laws in particular without broad support from the Company's voting stockholders. Such provisions will also make it more difficult to enact any change in the By-laws or to take any of the specified actions, if such changes or actions are opposed by a substantial constituency, including the Company's employees who are represented by organized labor. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Certificate of Incorporation and the By-laws.

BOARD OF DIRECTORS

  The Certificate of Incorporation and the By-laws provide that the number of directors constituting the entire Board of Directors will be fifteen (15). The By-laws also provide for the Board of Directors to be divided into three classes consisting of five (5) directors each, with the term of each class expiring in a different year. Subject to any rights of holders of any class or series of the Company's preferred stock, a majority the remaining directors then in office has the sole authority to fill any vacancies on the Board of Directors, provided, however, that any vacancies arising during the first or second term of a director will be filled by a nominee of the remaining directors who were nominated by the same Original Nominating Entity (as defined below) as the vacating director in accordance with the Certificate of Incorporation. See "Description of Capital Stock--Employee Preferred Stock." Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until the director's successor is elected and qualified. The Certificate of Incorporation provides that directors may be removed only by the affirmative vote of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. The affirmative vote of at least eighty percent (80%) of the Voting Stock, voting together as a single class, is required to amend or repeal, or adopt any provision inconsistent with, the provision of the Certificate of Incorporation relating to the number, election and terms of directors.

  "Original Nominating Entity" means, as applicable, each of the management of the Company, ALPA, IAM, and IFFA.

STOCKHOLDER ACTIONS AND SPECIAL MEETINGS

  The Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders, and prohibits, subject to the rights of holders of any class or series of the Company's preferred stock to the contrary, stockholder action by written consent in lieu of a meeting. The Certificate of Incorporation and By-laws provide that, subject to the rights of holders of any series of preferred stock, special meetings of stockholders can be called only by (i) the Chairman of the Board of Directors of the Company, (ii) the Corporate Secretary of the Company within ten (10) calendar days after receipt of the written request of a majority of the total number of directors that the Corporation would have if there were no vacancies, and (iii) the Board of Directors after receipt by the Company of a written request executed by the holders of at least 35% of the outstanding Voting Stock of the Company; provided, however, that no separate special meeting will be required to be convened if the Board of Directors calls an annual or special meeting to be held no later than ninety (90) calendar days after receiving the request for a meeting and the purposes of such annual or special meeting of stockholders called by the Board of Directors include the purposes specified in the request. Business permitted to be conducted at a special meeting of stockholders is limited to the business
(x) specified in the notice of meeting given by or at the direction of the chairman of the meeting or a majority of the entire Board of Directors or (y) otherwise properly brought before the meeting by the chairman of the meeting or at the direction of a majority of the entire Board of Directors. Moreover, the chairman of the annual or special meeting of the stockholders will determine whether any business sought to be brought before the meeting is properly brought.

  Pursuant to the Certificate of Incorporation, the By-laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to business to be brought before an annual meeting of stockholders of the Company.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

  The Certificate of Incorporation contains provisions requiring the affirmative vote of the holders of at least 80% of the Voting Stock, voting together a single class, to amend certain provisions of the Certificate of Incorporation, primarily those related to anti-takeover provisions. In addition, the Certificate of Incorporation requires the affirmative vote of at least three-fourths of its issued and outstanding Voting Stock, voting as a single class and not as separate classes, to amend the By-laws by stockholder action. "Voting Stock" means the outstanding shares of all classes and series of capital stock of the Company entitled to vote generally in the election of directors of the Company and does not include any class or series of preferred stock of the Company unless the certificate of designations, preferences and rights for such class or series specifically states that such class or series shall be deemed "Voting Stock" for purposes of the Certificate of Incorporation. Employee Preferred Stock has been deemed Voting Stock and the 8% Preferred Stock is not Voting Stock. See "Description of Capital Stock."

BLOCKING COALITION

  Pursuant to the '94 Labor Agreements and in connection with the '95 Reorganization, the Company amended the By-laws to provide that certain actions (as set forth in the next paragraph) may not be approved by the Board of Directors if votes are cast against such actions by directors sufficient to constitute a "Blocking Coalition." A Blocking Coalition is defined as the negative votes of (i) a total of the four directors elected by the holders of the Employee Preferred Stock plus (ii) the negative votes of any two of the Company's other directors.

  Actions subject to disapproval by the Blocking Coalition include: (a) any sale, transfer or disposition, in a single or series of transactions, of at least twenty percent (20%) of the Company's assets, except for transactions in the ordinary course of business including aircraft transactions as part of a fleet management plan; (b) any merger of the Company into or with, or consolidation of the Company with any other entity; (c) any business combination within the meaning of Section 203 of the DGCL; (d) any dissolution or liquidation of the Company; (e) any filing of a petition for bankruptcy, reorganization or receivership under any state or federal bankruptcy, reorganization or insolvency law; (f) any repurchase, retirement or redemption of the Company's capital stock or other equity securities prior to their scheduled maturity or expiration, except for redemptions out of the proceeds of any substantially concurrent offering of comparable or junior securities and mandatory redemptions of any redeemable preferred stock of the Company;
(g) any acquisition of assets, not related to the Company's current business as an air carrier, in a single transaction or a series of related transactions exceeding $50 million adjusted annually by the consumer price index; or (h) any sale of the Company's capital stock or securities convertible into capital stock of the Company to any person if (i) at the time of issuance or (ii) assuming conversion of all outstanding securities of the Company convertible into capital stock, such person or entity would beneficially own at least twenty percent (20%) of the capital stock of the Company.

SUPER MAJORITY VOTING PROVISIONS

  At all times before September 1, 2000, the Company must obtain the approval of at least two-thirds of the issued and outstanding Voting Stock of the Company, voting as a single class and not as separate classes, for the holders of such Voting Stock to approve certain actions, unless such matters have been approved by a vote of at least eighty percent (80%) of the Board of Directors then in office. Actions requiring such approval are the following: (i) any merger of the Company into or with, or consolidation of the Company with, any other entity; (ii) any business combination within the meaning of Section 203 of the DGCL; (iii) any dissolution or liquidation of the Company, or (iv) any repurchase, retirement or redemption of the Company's capital stock or other equity securities prior to their scheduled maturity or expiration, except for redemptions out of the proceeds of any substantially concurrent offering of comparable or junior securities, and mandatory redemptions of any redeemable preferred stock of the Company.

PREFERRED STOCK

  The Company believes that the ability of the Board of Directors to issue one or more series of preferred stock of the Company provides TWA with increased flexibility in structuring possible future financings and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of Common Stock, will be available for issuance without further action by TWA's stockholders, unless such action is required by applicable law or the rules of any stock exchange on which TWA securities may be listed. If the approval of TWA's stockholders is not required for the issuance of shares of preferred stock or Common Stock, the Board of Directors does not intend to seek stockholder approval. Although the Board of Directors has no intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of TWA and its stockholders. The Board of Directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

RIGHTS TO PURCHASE STOCK

  The Rights are intended to protect TWA's stockholders from certain non-negotiated takeover attempts which present the risk of a change of control on terms which may be less favorable to TWA's stockholders than would be available in a transaction negotiated with and approved by the Board of Directors of the Company. Although there can be no certainty as to the results of any particular negotiation, the Board of Directors believes that the interests of the stockholders are best served if any acquisition of TWA or a substantial percentage of the Common Stock results from arms-length negotiations and reflects the Board's or stockholders' careful consideration of the proposed terms of a transaction. In particular, the Rights are intended to help (a) reduce the risk of coercive, two-tiered, front-end loaded or partial offers which may not offer fair value to all stockholders, (b) mitigate against market accumulators who through open market or private purchases may achieve a position of substantial influence or control without paying to selling or remaining stockholders a fair control premium, and (c) deter market accumulators who are simply interested in putting a company "in play." See "Description of Capital Stock--Rights Plan."

ANTI-TAKEOVER STATUTE

  Section 203 of the DGCL is applicable to corporate takeovers in Delaware. Subject to certain exceptions set forth therein, Section 203 of the DGCL provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (a) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (c) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified therein, an interested stockholder is defined to include any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, and the affiliates and associates of such person. Under certain circumstances, Section 203 of the DGCL makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption. The Certificate of Incorporation and the By-laws do not exclude TWA from the restrictions imposed under Section 203 of the DGCL, but do provide that a business combination within the meaning of Section 203 of the DGCL (i) may be approved without the approval of at least 66 2/3% of the Voting Stock if the business combination is approved by at least 80% of the directors then in office and (ii) may not be approved if votes are cast against the action by the Blocking Coalition. It is anticipated that the provisions of Section 203 of the DGCL and the provisions of the Certificate of Incorporation may encourage companies interested in acquiring TWA to negotiate in advance with the Board of Directors of TWA since the stockholder approval requirement would be avoided if 80% of the directors then in office approve either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general discussion of material U.S. federal income tax considerations applicable to initial purchasers of the Warrants. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations, rulings and decisions currently in effect, all of which are subject to change (possibly with retroactive effect). The discussion does not purport to deal with all aspects of federal taxation that may be relevant to particular investors in light of their personal investment circumstances (for example, to persons holding Warrants as part of a conversion transaction or as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes), nor does it discuss federal income tax considerations applicable to certain types of investors subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations and financial institutions). In addition, the discussion does not consider the effect of any foreign, state, local, gift, estate, or other tax laws that may be applicable to a particular investor. The discussion assumes that investors hold the Warrants and Common Stock as "capital assets" within the meaning of Section 1221 of the Code. Each holder is strongly urged to consult his, her or its tax advisor regarding the particular tax consequences to such holder of purchasing, holding and disposing of the Warrants and Common Stock.

TAX TREATMENT OF WARRANTS

 Sale or Redemption

  The sale or exchange of a Warrant will result in the recognition of gain or loss to the holder in an amount equal to the difference between the amount realized and his, her or its adjusted basis therein. Such a sale or exchange (other than a redemption by the Company) will result in capital gain or loss. Such capital gain or loss will be long-term capital gain or loss if the Warrants being sold or exchanged have been held for more than one year at the time of such sale or exchange.

  If the redemption of a Warrant by the Company is treated as a sale or exchange of a capital asset, any gain or loss recognized on the transaction will be capital gain or loss. However, it is unclear whether the redemption of Warrants by the Company will be treated as the sale or exchange of a capital asset, and if such redemption is not treated as the sale or exchange of a capital asset, the holder of a Warrant would recognize ordinary income or loss on such redemption.

 Adjustments

  Under Section 305 of the Code, certain actual or constructive distributions of stock may be taxable to a shareholder of the Company. Adjustments in the exercise price of the Warrants, or the number of shares of Common Stock purchasable upon exercise of the Warrants, in each case made pursuant to the anti-dilution provisions of the Warrants described in "Description of the Warrants--Adjustments," may result in a constructive distribution if and to the extent that there is an increase in the proportionate interest of a holder of a Warrant in the fully diluted Common Stock, whether or not the Warrant is exercised. Such a distribution may be taxable as a dividend under the Code to the holders of the Warrants.

 Exercise

  No gain or loss will be recognized to a holder of Warrants on his, her or its purchase of the Common Stock for cash upon exercise of the Warrants (other than any gain or loss attributable to the receipt of cash in lieu of a fractional share of Common Stock upon exercise). The adjusted initial basis of the Common Stock so acquired would be equal to the adjusted basis of the exercised Warrants plus the exercise price (less any cash received in lieu of a fractional share). For tax purposes, the holding period of the Common Stock acquired upon the exercise of the Warrants will begin on the date of exercise.

  The surrender for cancellation of a Note in payment of the exercise price of a Warrant will be treated as a taxable exchange of the Note. It is unclear under current law whether gain or loss recognized on such exchange will be measured by (a) the difference between the principal amount of the Note surrendered and its adjusted basis, or possibly, (b) the difference between the fair market value of the Common Stock received on such exercise and the aggregate adjusted tax basis of the Note surrendered and the Warrant exercised. The Common Stock received upon exercise will have an initial tax basis equal to the excess of the sum of (i) the tax basis of the Note surrendered, (ii) any gain recognized on the exchange, (iii) the tax basis of the Warrant exercised and (iv) the amount of any cash paid at the time of exercise, over any loss recognized on the exchange. For income tax purposes, the holding period of the Common Stock acquired upon the exercise of the Warrant will begin on the date of exercise. A holder may recognize additional income, gain or loss to the extent such holder receives cash in lieu of a fractional share of Common Stock. BECAUSE OF THE UNCERTAINTY AS TO THE TAX CONSEQUENCES, A HOLDER WHO CONTEMPLATES THE SURRENDER OF NOTES IN CONNECTION WITH THE EXERCISE OF WARRANTS IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR.

 Lapse

  If the Warrants are not exercised and are allowed to expire, the Warrants will be deemed to have been sold or exchanged on the expiration date resulting in a loss equal to the holder's tax basis in the Warrants. Any loss to the holder will be a capital loss, and the classification of the loss as long-term or short-term will depend upon the date the Warrants were acquired and the length of time the Warrants were held.

 Treatment of the Company

  No gain or loss will be recognized by the Company upon the termination, exercise or expiration of any Warrants.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  The Company will make annual reports to the Internal Revenue Service and holders of the Warrants and the shares of Common Stock issuable upon exercise of the Warrants regarding the amount of original issue discount and actual and constructive dividends with respect to such securities paid or accrued during the year, to the extent required by law.

  Under federal income tax law, a holder of Warrants or Common Stock may, under certain circumstances, be subject to "backup withholding" unless such holder (i) is a corporation, or is otherwise exempt and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The withholding rate is 31% of "reportable payments," which include dividends, interest (including original issue discount), proceeds from sale or redemption and, under certain circumstances, principal payments.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO FOREIGN HOLDERS

  The following discussion summarizes material United Stated federal income tax consequences generally applicable to the ownership and disposition of the Warrants and Warrant Stock by "non-resident aliens" (as defined in Section 7701(b) of the Code) and "foreign corporations" (collectively, "Non-U.S. Holders"). This summary does not address the tax treatment of Non-U.S. Holders who hold Warrants and Warrant Stock through a partnership or other pass-through entity. This discussion does not purport to deal with all aspects of United States federal income taxation that may be relevant to a Non-U.S. Holder and does not describe any tax consequences arising out of the laws of any state, locality or foreign jurisdiction or out of United States federal estate and gift tax laws. NON-U.S. HOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF THE WARRANTS OR COMMON STOCK.

 Dividends

  Generally, any dividends paid on shares of Common Stock to a Non-U.S. Holder will be subject to withholding of United States federal income tax at the rate of 30%, unless such rate is reduced by an applicable income tax treaty. If the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders under certain circumstances, the branch profits tax). Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country for purposes of determining the applicability of a treaty rate unless the Company has definite knowledge that such presumption is not warranted or an applicable rate requires some other method for determining a Non-U.S. Holder's residence. Under proposed Treasury Regulations, this presumption would no longer apply and Non-U.S. Holders would be required to satisfy certain certification requirements in order to obtain a reduced rate of withholding under a tax treaty.

 FIRPTA

  Under certain rules added to the Code by the Foreign Investment in Real Property Tax Act ("FIRPTA") the Company would be classified as a United States real property holding corporation ("USRPHC") if the fair market value of its U.S. real property interests were to exceed 50% of the fair market value of its real property interests and other assets held for use in its trade or business. A Non-U.S. Holder of Warrants or Common Stock would be subject to United States federal income tax on gain arising from a sale or other disposition of such Warrants or Common Stock if the Company is or has been a USRPHC within the preceding five years or the period of such holder's ownership of such Warrants or Common Stock, if shorter (the "FIRPTA period"). However, if the Common Stock is regularly traded on an established securities market (within the meaning of the applicable Treasury Regulations), a Non-U.S. Holder of Warrants or Common Stock, other than certain 5% holders (within the meaning of the applicable Treasury Regulations), would not be subject to FIRPTA tax on any gain arising from a sale or other disposition of such Warrants or Common Stock. A required withholding in respect of FIRPTA tax ("FIRPTA withholding") is imposed at a rate of 10% of the amount realized on certain sales or other dispositions of certain interests (including stock) in USRPHCs.

  A Non-U.S. Holder of Warrants or Common Stock could generally avoid FIRPTA tax and withholding if he, she or it obtains a statement from the Company to the effect that the Company is not and has not been a USRPHC within the FIRPTA period and the Company provides certain information to the Internal Revenue Service, including the name, address and identification number (if any) of the Non-U.S. Holder requesting the statement. Treasury Regulations require that the Company provide upon request of any person a statement as to whether or not it is or has been a USRPHC within the FIRPTA period.

  Management believes that the Company is not, has not been, and does not presently expect that the Company will become, a USRPHC.

 Gain on Disposition

  A Non-U.S. Holder generally will not be subject to United States federal income tax (subject to the discussion under "Information Reporting and Backup Withholding" below) on gain recognized on a sale or other disposition (including a redemption) of Warrants or Warrant Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, or effectively connected with a U.S. permanent establishment maintained by a Non-U.S. Holder if a tax treaty applies, (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Warrants or Warrant Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or disposition and either has a "tax home" (as defined for the United States federal income tax purposes) in the United States or an office or other fixed place of business in the United States to which the sale or disposition is attributable or (iii) the Company is or has been a "U.S. real property holding corporation" (see FIRPTA discussion above).

 Information Reporting and Backup Withholding

  In the case of payment of interest to Non-U.S. Holders, temporary Treasury Regulations provide that the 31% backup withholding and other reporting will not apply to such payments with respect to which either the requisite certifications, as described above, has been received or an exemption has otherwise been established (provided that neither the Company nor its Paying Agent has actual knowledge that the holder is a United States person or the conditions of any other exemption are not in fact satisfied). Under temporary Treasury Regulations, these information reporting and backup withholding requirements will apply, however, to the gross proceeds paid to a foreign person upon the disposition of the Warrants or Warrant Stock by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to a payment of the proceeds of a disposition of the Warrants or Warrant Stock by or through a foreign office of (i) a United States broker, (ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States or (iii) a foreign broker that is "controlled foreign corporation", unless the broker has documentary evidence in its records that the holder is a non-United States holder and certain other conditions are met, or the holder otherwise establishes an exemption. Neither information reporting nor backup withholding will generally apply to a payment of the proceeds of a disposition of the Warrants or Warrant Stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

  The Company must report annually to the Internal Revenue Service the total amount of federal income taxes withheld from dividends (including constructive dividends) distributed to Non-U.S. Holders. In addition, the Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends distributed to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable treaty.

  The 31% backup withholding tax will not generally apply to dividends distributed to Non-U.S. Holders outside the United States that are subject to the 30% withholding discussed above or that are not so subject because a tax treaty applies that reduces or eliminates such withholding. In that regard, under current Treasury Regulations, dividends payable at an address located outside of the United States to a Non-U.S. Holder are not subject to the backup withholding rules. Proposed regulations would impose backup withholding in certain cases in which dividends are paid to an address outside the United States. Backup withholding and information reporting requirements may apply to the gross proceeds paid by or through a broker to a foreign holder upon the disposition of Warrants or Common Stock under the rules described above.

REFUNDS

  Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder's United States federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

  There may be other federal, state, local or foreign tax considerations applicable to the circumstances of a particular prospective purchaser of Warrants and Common Stock. ACCORDINGLY, EACH HOLDER OF WARRANTS OR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE WARRANTS AND COMMON STOCK.

                                 LEGAL MATTERS

  The validity of the Warrants and Warrant Stock offered hereby will be passed upon for the Company by Smith, Gambrell & Russell, LLP of Atlanta, Georgia.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1995 and 1996 and for each of the periods in the three year period ended December 31, 1996 incorporated by reference into this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report incorporated herein by reference and are included in reliance upon the report of such firm and upon their authority as experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph indicating that the Company's recurring losses from operations and its limited sources of additional liquidity raise substantial doubt about the Company's ability to continue as a going concern. In addition, their report refers to the application of fresh start reporting in connection with the '95 Reorganization. See the Consolidated Financial Statements incorporated by reference herein.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OF-FERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICA-TION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSE-QUENT TO THE DATE HEREOF OR THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   2
Incorporation of Certain Documents by Reference...........................   2
Forward-Looking Statements................................................   3
Prospectus Summary........................................................   4
Risk Factors..............................................................  10
Use of Proceeds...........................................................  21
Selling Security Holders..................................................  21
Plan of Distribution......................................................  21
Selected Consolidated Financial Data......................................  23
Description of Warrants...................................................  25
Book-Entry, Delivery and Form.............................................  29
Description of Capital Stock..............................................  31
Certain Provisions of the Certificate of Incorporation, the By-laws and
 Delaware Law.............................................................  34
Certain Federal Income Tax Considerations.................................  39
Legal Matters.............................................................  42
Experts...................................................................  43

-------------------------------------------------------------------------------
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                          TRANS WORLD AIRLINES, INC.

                             WARRANTS TO PURCHASE
                               6,313,000 SHARES
                                OF COMMON STOCK
                                      AND
                               6,313,000 SHARES
                               OF COMMON STOCK,
                           $.01 PAR VALUE PER SHARE

                               ----------------

                                  PROSPECTUS

                               ----------------


                               ----------------

                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

      SEC registration fee............................................. $15,152
      Accounting fees..................................................      **
      Legal fees.......................................................      **
      Qualification under state securities laws........................       0
      Miscellaneous....................................................      **
                                                                        -------
        TOTAL.......................................................... $    **
                                                                        =======

--------
 * The costs of issuing, registering and distributing the Warrants and the Warrant Stock registered hereby are being borne by the Company.
** To be filed by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under the DGCL, directors, offices, employees and other individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of TWA and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action, and the DGCL requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to TWA.

  The eleventh article of TWA's Third Amended and Restated Certificate of Incorporation ("Article Eleventh") provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law, and the Company may adopt By-Laws or enter into agreements with any such person for the purpose of providing for such indemnification.

  To the extent that a director or officer of the Company has been successful on the merits or otherwise (including without limitation settlement by nolo contendere) in defense of any action, suit or proceeding referred to in the immediately preceding paragraph, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonable incurred by such person in connection therewith.

  Expenses incurred by an officer, director, employee or agent in defending or testifying in a civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Company against such expenses as authorized by Article Eleventh and the Company may adopt By-Laws or enter into agreements with such persons for the purpose of providing for such advances.

  The indemnification permitted by Article Eleventh shall not be deemed exclusive of any other rights to which any person may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding an office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

  The Company shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, employee benefit plan trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of Article Eleventh or otherwise.

  If the DGCL is amended to further expand the indemnification permitted to directors, officers, employees or agents of the Company, then the Company shall indemnify such persons to the fullest extent permitted by the DGCL, as so amended.

  The obligations of the Company to indemnify any person serving as one of its directors, officers or employees as of or following the Company's '93 Reorganization, by reason of such person's past or future service in such a capacity, or as a director, officer or employee of another corporation, partnership or other legal entity, to the extent provided in Article Eleventh or in similar constituent documents or by statutory law or written agreement of or with the Company, shall be deemed and treated as executory contracts assumed by the Company pursuant to the Company's '93 Reorganization. Accordingly, such indemnification obligations survive and were unaffected by the entry of the order confirming the Company's '93 Reorganization. The obligations of the Company to indemnify any person who, as of the '93 Reorganization, was no longer serving as one of its directors, officers or employees, which indemnity obligation arose by reason of such person's prior service in any such capacity, or as a director, officer or employee of another corporation, partnership or other legal entity, to the extent provided in the certificate of incorporation, by-laws or other constituent documents or by statutory law or written agreement of or with TWA were terminated and discharged pursuant to Section 502(e) of the United States Bankruptcy Code or otherwise, as of the date the '93 Reorganization was confirmed. Nothing contained in the Second Amended and Restated Certificate of Incorporation of the Company shall be deemed to reinstate any obligation of the Corporation to indemnify any person or entity, which was otherwise released under or in connection with the Comprehensive Settlement Agreement entered into pursuant to the '93 Reorganization.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) The following is a complete list of Exhibits filed as part of this Registration Statement, which Exhibits are incorporated herein:

 EXHIBITS                              DESCRIPTION
 --------                              -----------
  1.1     Purchase Agreement dated as of March 31, 1997 between the Company and
          PaineWebber Incorporated as the Initial Purchaser (1)
 *2.1     Joint Plan of Reorganization dated May 12, 1995 (Appendix B to the
          Company's Registration Statement on Form S-4, Registration Number 33-
          84944, as amended)
 *2.2     Modifications to Joint Plan of Reorganization dated July 14, 1995 and
          Supplemental Modifications to Joint Plan of Reorganization dated
          August 2, 1995 (Exhibit 2.5 to 6/95 10-Q)
 *2.3     Findings of Fact, Conclusions of Law and Order Confirming Modified
          Joint Plan of Reorganization dated August 4, 1995, with Exhibits A-B attached (Exhibit 2.6 to 6/95 10-Q)
 *2.4     Final Decree dated December 28, 1995 related to the '95
          Reorganization (Exhibit 2.7 to 1995 10-K)
 *4.1     Voting Trust Agreement dated November 3, 1993 between TWA and LaSalle
          National Trust, N.A., as trustee (Exhibit 4.3 to 9/93 10-Q)

 EXHIBITS                              DESCRIPTION
 --------                              -----------
  *4.2    IAM TWA Employees' Stock Ownership Plan and related Trust Agreement dated August 31, 1993 between TWA, the IAM Plan Trustee Committee and the IAM Trustee (Exhibit to 9/93 10-Q)
  *4.3    IFFA TWA Employees' Stock Ownership Plan and related Trust Agreement dated August 31, 1993 between TWA, the IFFA Plan Trustee Committee and the IFFA Trustee (Exhibit 4.5 to 9/93 10-Q)
  *4.4    TWA Employee Stock Ownership Plan dated August 31, 1993, First
          Amendment thereto dated October 31, 1993 and related Trust Agreement dated August 31, 1993, between TWA and the ESOP Trustee (Exhibit 4.6 to 9/93 10-Q)
  *4.5    ALPA Stock Trust dated August 31, 1993 between TWA and the ALPA
          Trustee (Exhibit 4.7 to 9/93 10-Q)
  *4.6    Stockholders Agreement dated November 3, 1993 among TWA, LaSalle
          National Trust, N.A., as Voting Trustee and the ALPA Trustee, IAM
          Trustee, IFFA Trustee and Other Employee Trustee (each as defined therein), as amended by the Addendum to Stockholders dated November
          3, 1993 (Exhibit 4.8 to 9/93 10-Q)
  *4.7    Indenture dated November 3, 1993 between TWA and Shawmut Bank,
          National Association, relating to TWA's 10% Senior Secured Notes Due
          1998 (Exhibit 4.10 to 9/93 10-Q)
  *4.8    Indenture dated November 3, 1993 between TWA and American National
          Bank and Trust Company of Chicago, N.A. relating to TWA's 8% Secured
          Notes Due 2001 (Exhibit 4.12 to 9/93 10-Q)
  *4.9    Indenture dated November 3, 1993 between TWA and Shawmut Bank
          Connecticut, National Association relating to TWA's 11% Senior
          Secured Notes Due 1997 (Exhibit 4.13 to 9/93 10-Q)
  *4.10   The TWA Air Line Pilots 1995 Employee Stock Ownership Plan effective as of January 1, 1995 (Exhibit 4.12 to 9/95 10-Q)
  *4.11   TWA Air Line Pilots Supplemental Stock Plan effective September 1,
          1994 (Exhibit 4.13 to 9/95 10-Q)
  *4.12   TWA Air Line Pilots Supplemental Stock Plan Trust effective August
          23, 1995 (Exhibit 4.14 to 9/95 10-Q)
  *4.13   TWA Air Line Pilots Supplemental Stock Plan Custodial Agreement
          effective August 23, 1995 (Exhibit 4.15 to 9/95 10-Q)
  *4.14   Form of Indenture relating to TWA's 8% Convertible Subordinated
          Debentures Due 2006 (Exhibit 4.16 to Registrant's Registration
          Statement on Form S-3, Registration No. 333-04977)
   4.15   Indenture dated as of March 31, 1997 between TWA and First Security
          Bank, National Association relating to TWA's 12% Senior Secured Notes due 2002 (1)
   4.16   Form of 12% Senior Secured Note due 2002 (contained in Indenture filed as Exhibit 4.15)
   4.17   Registration Rights Agreement dated as of March 31, 1997 between the
          Company and the Initial Purchaser (1)
   4.18   Warrant Agreement dated as of March 31, 1997 between the Company and
          American Stock Transfer & Trust Company, as Warrant Agent (1)
 **5.1    Opinion of Smith, Gambrell & Russell, LLP as to the legality of the securities being registered hereunder (superseded by Exhibit 5.2 hereto)
   5.2    Opinion of Smith, Gambrell & Russell, LLP as to the legality of the securities being registered hereunder

 EXHIBITS                             DESCRIPTION
 --------                             -----------
   12     Statement of Computation of Ratio of Earnings to Fixed Charges (1)
   23.1   Consent of KPMG Peat Marwick LLP
   23.2   Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5 hereto)
 **24     Powers of Attorney
 **27     Financial Data Schedule (submitted only in electronic format)

--------
 *Incorporated by reference

**Previously filed

(1) Incorporated herein by reference to the Company's Registration Statement on Form S-4 (Reg. No. 333-26645), as amended.
(2) Incorporated herein by reference to the exhibit of the same number in TWA's Registration Statement on Form S-4, (Reg. No. 33-849444), as amended.


ITEM 22. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(2)(ii) above do not apply if the registration statement is on Form S-3, or Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of St. Louis, State of Missouri, on June 26, 1997.

                                       TRANS WORLD AIRLINES, INC.

                                       By: /s/ Gerald L. Gitner
                                          ---------------------
                                          Gerald L. Gitner
                                          Chairman and Chief
                                          Executive Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
        /s/ Gerald L. Gitner         Director, Chairman of the       June 26, 1997
------------------------------------ Board and Chief Executive
                                     Officer (Principal Executive
                                     Officer)
          Gerald L. Gitner
       /s/ Michael J. Palumbo        Senior Vice President and       June 26, 1997
------------------------------------ Chief Financial Officer
                                     (Principal Financial Officer
                                     and Principal Accounting
                                     Officer)
         Michael J. Palumbo
                 *                   Director                        June 26, 1997
------------------------------------
          John W. Bachmann
                 *                   Director                        June 26, 1997
------------------------------------
         William F. Compton
                 *                   Director                        June 26, 1997
------------------------------------
          Eugene P. Conese
                 *                   Director                        June 26, 1997
------------------------------------
         William M. Hoffman
                 *                   Director                        June 26, 1997
------------------------------------
         Thomas H. Jacobsen

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
                 *                   Director                           June 26, 1997
------------------------------------
            Myron Kaplan
                 *                   Director                           June 26, 1997
------------------------------------
          David M. Kennedy
                                     Director
------------------------------------
         Merrill A. McPeak
                 *                   Director                           June 26, 1997
------------------------------------
         Thomas F. Meagher
                 *                   Director                           June 26, 1997
------------------------------------
         William O'Driscoll
                 *                   Director                           June 26, 1997
------------------------------------
        G. Joseph Reddington
                                     Director
------------------------------------
         Blanche M. Touhill
                 *                   Director                           June 26, 1997
------------------------------------
         Stephen M. Tumblin
                                     Director                           June 26, 1997
------------------------------------
       William W. Winpisinger
*By:      /s/ Richard P. Magurno                                        June 26, 1997
------------------------------------
        Richard P. Magurno,

      as Attorney-in-fact

                                      S-2